UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU - Management's Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria established in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PwC Chile, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By: /s/ ____________________
Chief Executive Officer

/s/ ____________________
Chief Financial Officer

Dated: February 29, 2016

Distribution:
Investor Relation Manager
PwC Chile
Chief Financial Officer
Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of and for the year ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		5
CONSOLIDATED STATEMENT OF INCOME		6
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		8
CONSOLIDATED STATEMENT OF CASH FLOW		9
NOTE 1 GENERAL INFORMATION		10
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		15
2.1	Basis of preparation	15
2.2	Basis of consolidation	16
2.3	Financial information as per operating segments	17
2.4	Foreign currency and unidad de fomento (Adjustment unit)	17
2.5	Cash and cash equivalents	18
2.6	Other finantial assets	18
2.7	Financial instruments	19
2.8	Financial asset impairment	21
2.9	Inventories	21
2.10	Biological current assets	21
2.11	Other non-financial assets	21
2.12	Property, plant and equipment	21
2.13	Leases	22
2.14	Investment property	23
2.15	Intangible assets other than goodwill	23
2.16	Goodwill	23
2.17	Impairment of non-financial assets other than goodwill	24
2.18	Assets of a disposal group held for sale	24
2.19	Income taxes	24
2.20	Employees benefits	25
2.21	Provisions	25
2.22	Revenue recognition	25
2.23	Commercial agreements with distributors and supermarket chains	26
2.24	Cost of sales of products	26
2.25	Other expenses by function	26
2.26	Distribution expenses	26
2.27	Administration expenses	27
2.28	Environment liabilities	27
2.29	Reclassification to the Consolidated Financial Statements of previous years	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		29
NOTE 4 ACCOUNTING CHANGES		29
NOTE 5 RISK ADMINISTRATION		30
NOTE 6 FINANCIAL INSTRUMENTS		36
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		42
NOTE 8 BUSINESS COMBINATIONS		49
NOTE 9 NET SALES		49
NOTE 10 NATURE OF COST AND EXPENSE		50
NOTE 11 FINANCIAL RESULTS		50

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2015	As of December 31, 2014 (Restated) (*)	As of January 1, 2014 (Restated) (*)
		ThCh$	ThCh$	ThCh$
Current assets
Cash and cash equivalent	14	192,554,239	214,774,876	408,853,267
Other financial assets	6	13,644,105	6,483,652	4,468,846
Other non-financial assets	19	17,654,373	18,558,445	21,495,398
Accounts receivable-trade and other receivables	15	252,225,937	238,602,893	211,504,047
Accounts receivable from related companies	16	4,788,930	11,619,118	9,610,305
Inventories	17	174,227,415	167,545,598	146,955,193
Biological current assets	18	7,633,340	7,633,591	6,130,652
Taxes receivables	26	15,264,220	19,413,414	9,139,406
Total current assets different from assets of disposal group held for sale		677,992,559	684,631,587	818,157,114
Assets of disposal group held for sale	25	6,319,316	758,760	339,901
Total assets of disposal group held for sale		6,319,316	758,760	339,901
Total current assets		684,311,875	685,390,347	818,497,015

Non-current assets
Other financial assets	6	80,217	343,184	38,899
Other non-financial assets	19	27,067,454	5,828,897	15,281,111
Accounts receivable from related companies	16	445,938	522,953	350,173
Investments accounted by equity method	20	49,995,263	31,998,620	17,563,028
Intangible assets other than goodwill	21	64,120,426	68,656,895	64,033,931
Goodwill	22	83,300,573	86,779,903	81,872,847
Property, plant and equipment (net)	23	872,667,210	851,255,642	698,656,429
Investment property	24	6,838,002	7,917,613	6,901,461
Deferred tax assets	26	34,529,593	30,207,019	24,525,361
Total non-current assets		1,139,044,676	1,083,510,726	909,223,240
Total Assets		1,823,356,551	1,768,901,073	1,727,720,255

(*) See Note 2,29 and 4.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2015	As of December 31, 2014 (Restated) (*)	As of January 1, 2014 (Restated) (*)
LIABILITIES		ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	27	43,973,991	65,318,293	120,488,188
Accounts payable-trade and other payables	28	227,736,803	203,782,805	183,508,115
Accounts payable- to related companies	16	11,624,218	10,282,312	7,286,064
Other short-term provisions	29	503,440	410,259	833,358
Tax liabilities	26	12,198,024	11,697,135	10,916,865
Employee benefits provisions	31	21,712,059	17,943,771	20,217,733
Other non-financial liabilities	30	70,942,144	68,896,763	65,878,578
Total current liabilities		388,690,679	378,331,338	409,128,901
Non-current liabilities
Other financial liabilities	27	136,926,545	134,534,557	142,763,030
Others accounts payable	28	1,645,098	369,506	841,870
Accounts payable to related companies	16	-	-	377,020
Other long-term provisions	29	1,476,518	2,209,832	2,135,122
Deferred tax liabilities	26	88,146,963	87,518,700	73,033,414
Employee benefits provisions	31	18,948,603	17,437,222	15,196,620
Total non-current liabilities		247,143,727	242,069,817	234,347,076
Total liabilities		635,834,406	620,401,155	643,475,977

EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		562,693,346	562,693,346	562,693,346
Other reserves		(103,226,416)	(75,050,544)	(65,881,809)
Retained earnings		598,349,442	537,945,375	491,864,319
Subtotal equity attributable to equity holders of the parent		1,057,816,372	1,025,588,177	988,675,856
Non-controlling interests	32	129,705,773	122,911,741	95,568,422
Total Shareholders' Equity		1,187,522,145	1,148,499,918	1,084,244,278
Total Liabilities and Shareholders' Equity		1,823,356,551	1,768,901,073	1,727,720,255

(*) See Note 2,29 and 4.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net sales	9	1,498,371,715	1,297,966,299	1,197,226,510
Cost of sales	10	(685,075,251)	(604,536,815)	(536,696,634)
Gross margin		813,296,464	693,429,484	660,529,876
Other income by function	12	6,577,244	25,463,716	5,508,863
Distribution costs	10	(277,599,722)	(240,848,630)	(221,701,175)
Administrative expenses	10	(128,135,799)	(110,014,716)	(93,289,698)
Other expenses by function	10	(209,201,189)	(188,109,562)	(162,782,032)
Other gains (losses)	13	8,512,000	4,036,939	958,802
Income from operational activities		213,448,998	183,957,231	189,224,636
Financial Income	11	7,845,743	12,136,591	8,254,170
Financial costs	11	(23,101,329)	(22,957,482)	(24,084,226)
Equity and income of joint ventures and associated	20	(5,228,135)	(898,607)	308,762
Foreign currency exchange differences	11	957,565	(613,181)	(4,292,119)
Result as per adjustment units	11	(3,282,736)	(4,159,131)	(1,801,765)
Income before taxes		190,640,106	167,465,421	167,609,458
Income taxes	26	(50,114,516)	(46,673,500)	(34,704,907)
Net income of year		140,525,590	120,791,921	132,904,551

Net income attibutable to:
Equity holders of the parent		120,808,135	106,238,450	123,036,008
Non-controlling interests	32	19,717,455	14,553,471	9,868,543
Net income of year		140,525,590	120,791,921	132,904,551
Net income per share (Chilean pesos) from:
Continuing operations		326.95	287.52	370.81
Diluted earnings per share (Chilean pesos) from:
Continuing operations		326.95	287.52	355.57

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net income of year		140,525,590	120,791,921	132,904,551
Other income and expenses charged or credited againts equity
Cash flow hedges (1)	33	80,693	(155,258)	256,592
Exchange differences of foreign subsidiaries (1)	33	(29,678,944)	(4,629,683)	(17,054,187)
Gains (losses) from defined plans	33	(939,433)	(1,884,054)	(469,987)
Income tax related with cash flow hedge (1)	33	(17,563)	39,470	(51,304)
Income tax relating to defined benefit plans	33	314,541	501,689	105,151
Total other comprehensive income and expense		(30,240,706)	(6,127,836)	(17,213,735)
Comprehensive income and expense		110,284,884	114,664,085	115,690,816
Comprehensive income originated by:
Equity holders of the parent (2)		92,606,720	97,067,296	107,443,199
Non-controlling interests		17,678,164	17,596,789	8,247,617
Comprehensive income and expense		110,284,884	114,664,085	115,690,816

(1)     These items will be reclassified to Consolidated Statement of Income when they are settled.

(2)     Corresponds to the income for the year where no income or expenses have been recorded directly against shareholder´s equity.

.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital		Other reserves				Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Actuarial gains and losses on defined benefit plans reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2013	215,540,419	15,479,173	(44,675,962)	(98,990)	-	(3,371,276)	430,346,315	613,219,679	97,298,607	710,518,286
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(38,239,323)	(38,239,323)	-	(38,239,323)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(4,961,354)	(4,961,354)
Effects business combination	-	-	-	-	-	-	-	-	3,138,195	3,138,195
Other increase (decrease) in Equity (4)	15,479,173	(15,479,173)	-	-	-	-	-	-	-	-
Increase (decrease) through changes in ownership interests in subsidaries that do not result in loss of control (3)	-	-	-	-	-	2,867,444	-	2,867,444	(8,154,643)	(5,287,199)
Issuance Equity (4)	331,673,754	-	-	-	-	(5,010,216)	-	326,663,538	-	326,663,538
Comprehensive income and expense	-	-	(15,408,235)	164,099	(348,673)	-	123,036,008	107,443,199	8,247,617	115,690,816
Total changes in equity	347,152,927	(15,479,173)	(15,408,235)	164,099	(348,673)	(2,142,772)	61,518,004	375,456,177	(1,730,185)	373,725,992
AS OF DECEMBER 31, 2013	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Balanced as of January 1, 2014	562,693,346	-	(60,084,197)	65,109	(348,673)	(5,514,048)	491,864,319	988,675,856	95,568,422	1,084,244,278
Changes
Interim dividends (1)	-	-	-	-	-	-	(23,278,681)	(23,278,681)	-	(23,278,681)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,500,001)	(36,500,001)	-	(36,500,001)
Other increase (decrease) in Equity (3)	-	-	-	-	-	2,419	(378,712)	(376,293)	(8,594,222)	(8,970,515)
Effects business combination	-	-	-	-	-	-	-	-	18,340,752	18,340,752
Comprehensive income and expense	-	-	(7,698,661)	(108,479)	(1,364,014)	-	106,238,450	97,067,296	17,596,789	114,664,085
Total changes in equity	-	-	(7,698,661)	(108,479)	(1,364,014)	2,419	46,081,056	36,912,321	27,343,319	64,255,640
AS OF DECEMBER 31, 2014	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Balanced as of January 1, 2015	562,693,346	-	(67,782,858)	(43,370)	(1,712,687)	(5,511,629)	537,945,375	1,025,588,177	122,911,741	1,148,499,918
Changes
Interim dividends (1)	-	-	-	-	-	-	(24,387,190)	(24,387,190)	-	(24,387,190)
Interim dividends according to policy (2)	-	-	-	-	-	-	(36,016,878)	(36,016,878)	-	(36,016,878)
Other increase (decrease) in Equity (5)	-	-	-	-	-	25,543	-	25,543	(10,884,132)	(10,858,589)
Comprehensive income and expense	-	-	(27,652,528)	40,844	(589,731)	-	120,808,135	92,606,720	17,678,164	110,284,884
Total changes in equity	-	-	(27,652,528)	40,844	(589,731)	25,543	60,404,067	32,228,195	6,794,032	39,022,227
AS OF DECEMBER 31, 2015	562,693,346	-	(95,435,386)	(2,526)	(2,302,418)	(5,486,086)	598,349,442	1,057,816,372	129,705,773	1,187,522,145

(1)     Related to declared dividends at December 31 of each year and paid during January of the following year, as agreed by the Board of Directors.

(2)     Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 33) based on the local statutory reported to SVS and the interim dividends declared at December 31 of each year.

(3)     In 2013, the Company acquired additional interests in Viña San Pedro Tarapacá S.A. with a carrying value to ThCh$ 8,153,946 resulting in an increase to Other reserves of ThCh$ 2,526,520 Note 1 (1). Additionally, as a part of the balance of 2013 recorded ThCh$ 341,169 related to an increase in additional interest in Saenz Briones & Cía S.A.I.C.

(4)     See Note 33, paid in capital.

(5)     Mainly related to dividends to Non-controlling interest.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,770,338,769	1,584,494,230	1,464,286,085
Other proceeds from operating activities		20,467,143	30,247,374	19,057,966
Types of payments:
Payments of operating activities		(1,120,571,275)	(1,051,616,618)	(950,888,252)
Payments of salaries		(178,915,580)	(171,898,347)	(145,277,349)
Other payments for operating activities		(220,365,087)	(162,644,788)	(154,495,134)
Dividends received		45,492	75,169	95,463
Interest paid		(19,813,502)	(20,757,207)	(21,112,371)
Interest received		6,476,628	10,763,936	8,244,764
Income tax reimbursed (paid)		(44,584,176)	(44,208,661)	(26,390,153)
Other cash movements	13	6,432,460	(833,425)	634,480
Net cash flows from (used in) operational activities		219,510,872	173,621,663	194,155,499

Cash flows from (used in) investing activities
Cash flows used for control of subsidaries or other businesses	14	-	(8,369)	(14,566,278)
Cash flows used in the purchase of non-controlling interests	14	(1,921,245)	(13,776,885)	-
Proceeds from payments of Associates		6,709,845	-	-
Other payments to acquire interests in joint ventures	14	(42,163,032)	(1,445,478)	-
Proceeds from sale of property, plan and equipment		2,776,474	2,587,448	1,740,687
Acquisition of property, plant and equipment		(129,668,910)	(227,863,039)	(122,451,045)
Purchases of intangibles assets		(2,062,012)	(2,217,113)	(2,107,984)
Other cash movements		518,711	3,753,297	466,710
Net cash flows from (used in) investing activities		(165,810,169)	(238,970,139)	(136,917,910)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidaries	14	-	-	(5,627,425)
Proceeds from long-term loans		19,570,689	15,482,763	10,852,892
Porceeds from short-term loans		23,358,700	21,882,842	12,040,310
Total amount from loans		42,929,389	37,365,605	22,893,202
Loan payments		(54,797,023)	(20,766,024)	(22,343,703)
Proceeds from issuing shares		-	-	326,663,538
Payments of finance lease liabilities		(1,697,649)	(1,745,210)	(1,641,370)
Payments of loan from related entities		(601,494)	(223,225)	(1,479,201)
Dividends paid		(66,147,145)	(65,315,914)	(63,680,979)
Other cash movements		(2,525,569)	(81,470,807)	(3,162,277)
Net cash flows from (used in) financing activities		(82,839,491)	(132,155,575)	251,621,785

Net increase (decrease) in cash equivalents, before the effect of changes in exchange rate		(29,138,788)	(197,504,051)	308,859,374
Effects of changes in exchange rates on cash and cash equivalents		6,918,151	3,425,660	(2,343,382)

Cash and cash equivalents, initial balance		214,774,876	408,853,267	102,337,275
Cash and cash equivalents, final balance	14	192,554,239	214,774,876	408,853,267

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs. According to this Amendment, there was an ADS ratio change from 1 ADS to 5 common shares to a new ratio of 1 ADS to 2 common shares. There was no change to CCU's underlying ordinary shares. This action was effective on December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest bottler of mineral water and nectar in Chile and one of the largest pisco producer in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business of home delivery of purified water in bottles through the use of dispensers, and in the rum and candy in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

In Chile and abroad, CCU and its subsidiaries are the owners of a wide range of brands, under which market our products. In the domestic market, its portfolio of brands in the beer category consists among others of Cristal, Cristal Light, Cristal Cero, 0°, Escudo, Kunstmann, Austral, Dolbeck, Royal Guard, Morenita, Dorada and Lemon Stones. It holds exclusive license to produce and market Heineken, Sol and Coors. In Chile, the Company is the exclusive distributor of Tecate and Blue Moon beer.

In Argentina, CCU produces beers in its plants located in the cities of Salta, Santa Fé and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba and are the holders of exclusive license for the production and marketing of Budweiser, Heineken, Amstel and Sol. CCU also imports Guiness and Kunstmann. Additionally, exports beer to different countries in the region mainly under the Schneider, Heineken and Budweiser brands. In Argentina, CCU is the exclusive distributor of the energy drink Red Bull. Besides, participates in the cider business, controlling of Saenz Briones. In these categories, its portfolio brands are Sidra Real and “1888”. Also participates in the spirits business, which is marketed under the brand El Abuelo, as well as import other liquors from Chile.

In Uruguay, the Company participates in the mineral waters and soft drinks business with Native and Nix brand, respectively. In addition, it sells beers imported under Heineken, Schneider and Kuntsmann brand and cider Sidra Real.

In Paraguay, the Company participates in the non-alcoholic beverages and beer business since December 2013. Its portfolio of non-alcoholic brands consists of Pulp, Watt's and La Fuente. These brands include own, licensed and imported. In the beer business, the Company imports Heineken, Coors Light, Coors 1873, Schneider, Paulaner and Kunstmann, brands.

In Colombia, CCU participates in the business of beers and malts since November 2014. Its portfolio of beers include licensed and imported Heineken, Amstel, Murphys and Buckler brands. Its has of exclusive license for the importation, distribution and production of Heineken. It holds exclusive license to produce and market Coors and Coors Light.

In Bolivia, the Company participates in the non-alcoholic and alcoholic business since May 2014. Its portfolio of non-alcoholic brands consist of Mendocina, Free cola, Sinalco, Cordillera and Real. These brands include own and licensed. The alcoholic brands consist of Real and Capital. It has of exclusive license for the importation and distribution of Heineken and the energy drink Monster.

Within the non-alcoholic, in Chile Operating segment, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Cachantun, Cachantun Más, Mas Woman and Porvenir brands. Regarding the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has license agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Sobe LifeWater, Lipton Ice Tea, Ocean Spray, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Perrier,  Watt´s and Frugo. In Chile, CCU is the exclusive distributor of the energy drink Red Bull.

Besides, throught of joint operation also owns the Sprim and Fructus and the licencse Vivo and Caricia brands.

In the spirits, in Chile Operating segment, in the category of pisco, CCU owns the brand Mistral, Campanario, Horcón Quemado,  Control C, Tres Erres, La Serena and Ruta cocktail, and their respective extensions. In rum category Company owns the brands Sierra Morena and their extensions and Cabo Viejo. The Company has the Fehrenberg brand and is exclusive distributor in Chile of Pernod Ricard’s products.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In the Wine Operating segment, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), produces wines and sparkling, which are sold in the domestic and overseas markets exporting to more than 80 countries. Its main brands are Altaïr, Sideral,  Cabo de Hornos, Kankana del Elqui, Tierras Moradas, 1865, Castillo de Molina, Épica, 35 Sur Reserva, 35 Sur, Urmeneta, GatoNegro, Gato, Manquehuito Pop Wine, San Pedro Exportación. The brands´s portfolio of Viña Tarapacá includes: TaraPakay, Gran Reserva, Gran Tarapacá, León de Tarapacá and Tarapacá Varietal. The brands´s portfolio of Viña Santa Helena includes: Parras Viejas, Vernus, Selección del Directorio, Siglo de Oro, Santa Helena Varietal, Alpaca, Gran Vino and Santa Helena. VSPT also participates in Chile and international market with vines Misiones de Rengo, Viña Mar, Casa Rivas, Leyda and Finca La Celia and Tamari in Argentina.

The joint venture in Foods Compañía de Alimentos CCU S.A. ("Foods"), who participates in the business of snacks and food in Chile, sold Calaf and Natur brands to Empresas Carozzi S.A. Foods maintains its share of the brand Nutra Bien.

The detail of the described licenses appears below:

Main brands under license
Licenses	Validity Date
Amstel in Argentina (1)	July 2022
Austral (2)	July 2016
Blue Moon in Chile (3)	December 2021
Budweiser in Argentina	December 2025
Coors in Chile (4)	December 2025
Coors in Argentina (5)	December 2019
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2018
Gatorade in Chile (7)	December 2018
Heineken in Bolivia (8)	December 2024
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	March 2028
Heineken in Paraguay (8)	November 2022
Heineken in Uruguay (9)	10 years renewables
Nestlé Pure Life (6)	December 2017
Pepsi, Seven Up and Mirinda	December 2043
Red Bull in Argentina	December 2017
Red Bull in Chile (11)	Indefinitely
Sol in Chile and Argentina (9)	10 years renewables
Té Lipton in Chile	March 2020
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton (12)	indefinitely

(1)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(2)   Renewable for periods of two years, subject to the compliance of the contract conditions           .

(3)   If Renewal criteria have been satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).

(4)   After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.

(5)   License renewable for one period of 5 years, subject to the compliance of the contract conditions.

(6)   License renewable for periods of 5 years, subject to the compliance of the contract conditions.

(7)   Renewable for an additional period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA., subject to the compliance of the contract conditions.

(8)   License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.

(9)   License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.

(10) After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.

(11) Indefinite contract, notice of termination 6 months in advance. The earliest possible effective date of termination is October 31, 2018.

(12) Indefinite contract, subject to the compliance of the contract conditions

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015 the Company had a total of  8,100 employees according to the following detail:

	Number of employes
	Parent company	Consolidated
Main Executives	86	400
Professionals and techniciens	252	2,138
Workers	27	5,562
Total	365	8,100

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, each with a 50% equity participation.

The consolidated financial statements include the following direct and indirect significant subsidiaries where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2015			As of December 31, 2014
				Direct	Indirect	Total	Total
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	99.7500	0.2499	99.9999	99.9999
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean pesos	97.7746	2.1592	99.9338	99.9433
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	-	99.9923	99.9923	99.9923
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	-	64.6980	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	46.0000	34.0000	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	98.0000	2.0000	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	99.9999	0.0001	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	99.6451	0.3548	99.9999	99.9997
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	99.9602	0.0398	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	90.9100	9.0866	99.9966	99.9966
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	50.0000	49.9553	99.9553	99.9553
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	50.0000	49.9866	99.9866	99.9866
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	98.8398	1.1334	99.9732	99.9732
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	-	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	-	50.0716	50.0716	50.0716
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	80.0000	19.9946	99.9946	99.9946
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean pesos	50.0007	-	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	99.0000	0.9884	99.9884	99.9884
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	-	100.0000	100.0000
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	50.0050	-	50.0050	50.0050
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	49.9590	-	49.9590	49.9590
Bebidas Ecusa SpA. (4)	76,517,798-7	Chile	Chilean pesos	-	99.9338	99.9338	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In addition to the table presented above, below are the percentages of participation with voting rights, in each of the subsidiaries as of December 31, 2015 and 2014, respectively. Each shareholder has one vote per share which he owns or represents. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation via subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2015	As of December 31, 2014
				%	%
Cervecera CCU Chile Limitada	96,989,120-4	Chile	Chilean pesos	100.0000	100.0000
Embotelladora Chilenas Unidas S.A. (4)	99,501,760-1	Chile	Chilean pesos	99.9338	99.9444
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine pesos	100.0000	100.0000
Viña San Pedro Tarapacá S.A.	91,041,000-8	Chile	Chilean pesos	64.6980	64.6980
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean pesos	80.0000	80.0000
Transportes CCU Limitada	79,862,750-3	Chile	Chilean pesos	100.0000	100.0000
CCU Investments Limited	0-E	Islas Cayman	Chilean pesos	100.0000	100.0000
Inversiones INVEX DOS CCU Limitada	76,126,311-0	Chile	Chilean pesos	100.0000	100.0000
CRECCU S.A.	76,041,227-9	Chile	Chilean pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean pesos	100.0000	100.0000
Southern Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean pesos	100.0000	100.0000
Comercial CCU S.A.	99,554,560-8	Chile	Chilean pesos	100.0000	100.0000
CCU Inversiones S.A. (1)	76,593,550-4	Chile	Chilean pesos	99.9737	99.9737
Millahue S.A.	91,022,000-4	Chile	Chilean pesos	99.9621	99.9621
Aguas CCU-Nestlé Chile S.A. (2)	76,007,212-5	Chile	Chilean pesos	50.1000	50.1000
CCU Inversiones II Limitada (3)	76,349,531-0	Chile	Chilean pesos	100.0000	100.0000
Compañía Cervecera Kunstmann S.A.	96,981,310-6	Chile	Chilean pesos	50.0007	50.0007
Inversiones INVEX TRES Limitada	76,248,389-0	Chile	Chilean pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan pesos	100.0000	100.0000
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	50.0050	50.0050
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan guarani	49.9590	49.9590
Bebidas Ecusa SpA. (4)	76,517,798-7	Chile	Chilean pesos	99.9338	-

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  CCU Inversiones S.A.

In September and November, 2012, the Company, through its subsidiary CCU Inversiones S.A., acquired an additional 10.4430% interest in Viña San Pedro Tarapacá S.A. for ThCh$ 12,521,899 increasing its ownership interest to 60.4488%. Subsequently, during 2013, acquired an additional 4.2664% interest for ThCh$ 5,627,425 increasing its ownership interest to 64.7153%. As the Company has control of this subsidiary, the difference of ThCH$ 7,254,957 and ThCh$ 2,527,217 generated between purchase price and the equity method value was recorded under the item Other reserves in Equity in 2012 and 2013, respectively.

(2) Aguas CCU-Nestlé S.A.

On December 24, 2012, the Company, through the subsidiary Aguas CCU-Nestlé S.A., acquired 51.01% of shares of Manantial S.A. for ThCh$ 9,416,524. Manantial S.A. is a Chilean company that specializes in purified water in bottles for home and office, use through dispensers referred to internationally as HOD (Home and Office Delivery). Subsequently, on June 7, 2013, the Company paid the outstanding balance of ThCh$ 1,781,909.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(3) CCU Inversiones II Limitada

As explained in Note 20, the Company participates of 50% of shares of Central Cervecera de Colombia S.A.S.

As explained in Note 8, during December 2013, the Company acquired 50.005% and 49.959% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, participates in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656. Subsequently, on June 9, 2015, the Company paid a committed capital of ThCh$ 7,414,290.

(4) Embotelladoras Chilenas Unidas S.A.

On November 16, 2015, formed a new company called Bebidas ECUSA SpA., where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 99.9338% of participation. The purpose of this company is the distribution, transport, import, export and marketing in general, on all types of soft drinks.

Below we briefly describe the companies that qualify as joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company with its main activity being the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

On December 31, 2015, Promarca S.A. recorded a profit of ThCh$ 4,708,318 (ThCh$ 4,646,620 in 2014 and ThCh$ 4,540,335 in 2013), which in accordance with the Company´s policies is 100% distributable.

(b) Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a license agreement for the commercialization and distribution of the pisco brand Bauzá in Chile. In addition, this transaction included the acquisition by CPCh of 49% of Compañía Pisquera Bauzá S.A. (CPB), owner of the brand Bauzá in Chile. The family Bauzá owns 51% of that company and all of its productive assets, thereby continuing the link to the production of pisco Bauzá maintaining its quality, origin and premium character.

On December 31, 2015, CPB recorded a profit of ThCh$ 82,663 (ThCh$ 109,207 in 2014 and ThCh$ 133,635 in 2013), which in accordance with the Company´s policies is 100% distributable.

At the end of December 31, 2015 this joint operation was classified to Assets of disposal group held for sale (see Note 25).

(c) Bebidas CCU-Pepsico SpA.

On October 23, 2013, a new company called Bebidas CCU-PepsiCo SpA (BCP) was incorporated, which is defined as an joint operation, where the subsidiary Embotelladoras Chilenas Unidas S.A. has the 50% of participation. The capital of this entity amounts to ThCh$ 1,000. The purpose of this company is the manufacture, production, processing, transformation, transport, import, export, purchase, sale and in general comercialization of all type of concentrates. Its operations commenced on January 1, 2014.

On December 31, 2015, BCP recorded a profit of ThCh$ 802,418 (ThCh$ 789,648 in 2014), which in accordance with the Company´s policies is 100% distributable.

(d) Bebidas Carozzi CCU SpA.

On November 26, 2015, the Company, through its subsidiary ECCUSA, entered into a joint arrangement that qualifies as a joint operation, in the company called Bebidas Carozzi CCU SpA. (BCCCU). CCU and Empresas Carozzi S.A. participate as only shareholders in equal parts. The purpose of this company is the production, marketing and distribution of instant beverage powder in the national territory. The total disbursement by ECCUSA in this transaction was an amount of ThCh$ 21,846,500 (see Note 19). Its operations commenced on December 1, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

On December 31, 2015, BCCCU recorded a profit of ThCh$ 402,228, which in accordance with the Company´s policies is 100% distributable.

The companies mentioned above (letter a) to d)) meet the conditions stipulated in IFRS 11 to be considered "joint operations", as the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% royalty charged to the joint operators from the sale of products using these trademarks.

Note 2   Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2015, 2014 and January 1, 2014, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2015, 2014 and 2013.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements the following Amendments, Improvements and Interpretations to existing IFRS standards have been published. These standard are required to be applied as following:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 14	Regulatory deferral accounts	January 1, 2016
Amendment IFRS 11	Accounting for acquisitions of interests in joint operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
Amendments to IAS 16 and IAS 41 (1)	Agriculture: bearer plants	January 1, 2016
Amendment IAS 27	Equity method in separate financial statements	January 1, 2016
IFRS 5 Improvement	Changes in methods of disposal	January 1, 2016
IFRS 7 Improvement	Servicing contracts - applicability of the amendments to IFRS 7 to condensed interim financial statements	January 1, 2016
IAS 19 Improvement	Discount rate: regional market issue	January 1, 2016
IAS 34 Improvement	Disclosure of information elsewhere in the interim financial report	January 1, 2016
Amendment IFRS 10 , IFRS 12 and IAS 28	Investment Entities: Applying the Consolidated Exception	January 1, 2016
Amendment IAS 1	Disclosure initiative	January 1, 2016
Amendment IAS 12	Recognition of deferred tax assets for unrealized losses	January 1, 2017
IFRS 9	IAS 39 replacement	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019

(1)  As explained in Note 4, the Company has early adopted the amendment IAS 16 and IAS 41.

The Company estimates that the adoption of these Standards, Amendments and Interpretations as described above will not have a material impact on the consolidated financial statements upon initial application, except for the IFRS 15, IFRS 16 and the Amendment of IAS 12, because the Company is in the process of analysis of the possible impact.

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which control was obtained by the Company, and they are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1, in those joint arrangements that qualify as joint operations, the Company recognises the assets, liabilities, gains (losses) from operational activities respect of its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the subsidiaries accounting policies are amended to ensure uniformity with the policies adopted by the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted by the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint arrangement that qualify as joint ventures and associates using the equity method. The financial statements of the joint ventures are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to conform any difference in accounting policies that may exist to the Company´s accounting policies.

Whenever the Company contributes or sells assets to the companies under joint control or associate, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture as regards to such transaction until the asset is sold or realized by the joint venture.

2.3         Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 7).

The segments performance is measured according to several indicators, of which OR (Operating Result), ORBDA (Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Operating Result as the Incomes (losses) before Other gains (losses), Net financial cost, Equity  and income from joint ventures and associates, Foreign currency exchange differences, Results as per adjustment units and Income tax, and the ROADA, for the Company purposes, is defined as Operating Result before Depreciation and Amortization.

Corporate revenues and expenses are presented separately within the Other segment.

2.4         Foreign currency and unidad de fomento (Adjustment unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine, Uruguayan and Paraguayan subsidiaries is the Argentine peso, Uruguayan peso and Paraguayan guarani, respectively.  The functional currency of the joint venture an associates in Colombia and Bolivia are Colombian peso and Boliviano, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in Foreign currency exchange differences, while the difference arising from the changes in adjustment units are recorded in the statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the consolidated financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms as differences since there have not been significant fluctuations in the exchange rates during each month.

The exchange rates of the primary foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December 31, 2015, 2014 and 2013 are as follows:

Chilan Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	710.16	606.75	524.61
Euro	EUR	774.61	738.05	724.30
Argentine Peso	ARG	54.46	70.96	80.45
Uruguayan Peso	UYU	23.71	24.90	24.49
Sterling Pound	GBP	1,053.02	944.21	866.41
Paraguayan guarani	PYG	0.12	0.13	0.11
Bolivians	BS	103.67	88.45	76.47
Colombian peso	COP	0.22	0.25	0.27
Adjustment Units
Unidad de fomento*	UF	25,629.09	24,627.10	23,309.56

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6         Other finantial assets

Other financial assets include market securities, derivatives contracts and time deposits at financial entities with a maturity over 90 days.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.7         Financial instruments

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market, the fair value is determined using valuation technique including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow and (iv) other valuation models.

After the initial recognition the Company values the financial assets as described below:

Accounts receivable

Trade receivable credits or accounts are recognized according to their invoice value.

Estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from their fair value. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are measured at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in a financing operations appear under financial cost.

Loans and obligations accruing interest with a maturity within twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value because they do not differ significantly from fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement and subsequently measured at their fair value as of the date of the financial statements. Gains and losses resulting from fair value measurement are recorded in the Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument qualifies is designated, and is effective as a hedging instrument.

The Financial Instruments at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flows of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original document. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original document and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.8          Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.9         Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10       Biological current assets

Under the Biological current assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvest date, at which time they become part of inventory cost for subsequents processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to fair value. According to Note 4 until December 31, 2014 and January 1, 2014, the Biological current assets are recorded under Inventories. The above mentioned implies only a reclassification and has no impact on its value, Net income or Equity.

2.11       Other non-financial assets

Other non-financial assets mainly includes disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment to suppliers and current and non-current advertising agreements.

2.12       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of under production vines is recorded on a straight-line basis based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

When the book value of an asset of property, plant and equipment exceeds its recoverable amount, this is reduced immediately to its recoverable amount (See Note 2.17).

As described in Note 4, during year 2015, the Company has early adopted the amendment of IAS 16 and 41, therefore vines under formation and under production are recorded in Properties, plant and equipment. Until December 31, 2014 and January 1, 2014, these were recorded under the Biological non-current assets. This early application implies only a reclassification and has not impact on its value, Net income or Equity.

2.13       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and rewards inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower of the fair value of the asset and the present value of future lease payments. Subsequently, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.14        Investment property

Investment property consists of land and building held by the Company with the purpose of generating appreciation and are not used in the normal course of business, and are recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account the estimated residual value of such property.

2.15       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.17).

Software Program

Software Program licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense in the year during which they are incurred.

Research and development

Research and development expenses are recognized in the period incurred.

Water Rights

Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they are recorded at their attributed cost as of the transition date to IFRS. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value (See Note 2.17).

2.16       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 22) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the higher of the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.17       Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of impairment indicators on non-financial assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For indefinite useful life intangible assets, which are not amortized, the Company performs all required test to ensure that the carrying amount does not exceed recoverable value.

The recoverable amount is defined as the higher of the fair value, less cost to sell and the value in use. The value in use is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For other non-financial assets different than goodwill and intangibles with indefinite useful life, the Company assesses the existence of impairment indicators when some event or change in business circumstances indicate that the book value of the asset may not be recoverable and impairment is recognised when the book value is higher than its recoverable value.

The Company annually assesses if impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.18       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.19       Income taxes

Income taxes are composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.20       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under Financial cost in the Consolidated Statement of Income.

2.21       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labour and taxation proceedings that could affect the Company (See Note 29).

2.22       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, juices, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant terms. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the case of discrepancies between the commercial agreements and Incoterms, the first one will prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labour costs, production-related assets depreciation, returnable bottles depreciation, license payments, operational costs and plant and equipment maintenance costs.

2.25        Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.26        Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

2.27       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.28       Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment.

2.29       Reclassification to the Consolidated Financial Statements of previous years

The Company has early adopted the amendment of IAS 16 and IAS 41. For comparison purposes of this Consolidated Financial Statements, the Company, had restated the originally figures reported at December 31, 2014 and January 1, 2014. This early application implies only a reclassification and has not impact on its value, Net income or Equity.

Below are the reclassifications that only affecting the Consolidated Statement of Financial Position:

a) On December 31, 2014:

Current assets	Previously Reported at December 31, 2014	Reclassification	Total at December 31, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Inventories	175,179,189	(7,633,591)	167,545,598
Biological current assets	-	7,633,591	7,633,591

Non-current assets	Previously Reported at December 31, 2014	Reclassification	Total at December 31, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Property, plant and equipment (net)	833,171,234	18,084,408	851,255,642
Biological assets	18,084,408	(18,084,408)	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b) January 1, 2014:

Current assets	At January 1, 2014	Reclassification	Total at January 1, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Inventories	153,085,845	(6,130,652)	146,955,193
Biological current assets	-	6,130,652	6,130,652

Non-current assets	At January 1, 2014	Reclassification	Total at January 1, 2014 (Restated)
	ThCh$	ThCh$	ThCh$
Property, plant and equipment (net)	680,994,421	17,662,008	698,656,429
Biological assets	17,662,008	(17,662,008)	-

The costs associated with agricultural activities (grapes) for an amount of ThCh$ 7,633,591 and ThCh$ 6,130,652 as of December 31, 2014 and January 1, 2014, respectively, were presented under the Inventories. Beginning the year 2015, according to IAS 41, these are presented under the Biological current assets.

The vines under formation and under production for an amount of ThCh$ 18,084,408 and ThCh$ 17,662,008 as of December 31, 2014 and January 1, 2014, respectively, were presented under the Biological assets. Beginning the year 2015, according to Amendment of IAS 16 and IAS 41, these are presented under Property, plant and equipment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.16 and Note 22).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.17 and Note 21).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.20 and Note 31).

•              Useful life of property, plant and equipment (Note 2.12 and Note 23) and intangibles (Note 2.15 and Note 21).

•              The assumptions used for the calculation of fair value financial instruments (Note 2.7 and Note 6).

•              The occurrence likelihood and the estimates amount in an uncertain or contingent manner (Note 2.21 and Note 29).

•              The valuation of Biological current assets (Note 2.10 and Note 18).

Such estimates are based on the best available information of the events analysed to date in these consolidated financial statements. However, it is possible that events that may occur in the future that result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

a)      The Company adopted the early application of Amendment to IAS 16 and 41 in 2015. This change in accounting policy implies that Biological assets (vines under formation and under production) are reclassified to Property, plant and equipment from Biological assets. Additionally, the costs associated with agricultural activities are reclassified to Biological current assets from Inventories.  Until December 31, 2014 and January 1, 2014 these were presented under Biological assets (vines under formation and under production) and Inventories, respectively. The effects of this accounting policy are explained in Note 2.29. For comparison purposes these change was applied retroactively to 2014.

b)      During the year ended on December 31, 2015, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 5   Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCh, Aguas CCU-Nestlé, Bebidas del Paraguay S.A. and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of significant changes made to the risk administration policies.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedges for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), taxes, client’s accounts receivable and liquidity. For the purpose of managing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay and Paraguay. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Colombian peso and Boliviano.

As of December 31, 2015, the Company maintained foreign currency obligations amounting to ThCh$ 49,785,548 (ThCh$ 46,780,406 in 2014), mostly denominated in US Dollars. Foreign currency obligations (ThCh$ 16,626,496 in 2015 and ThCh$ 19,838,965 in 2014) represent 10% (11% in 2014) of the total of Other financial liabilities. The remaining 90% (89% in 2014) is mainly denominated in inflation-indexed Chilean pesos (see inflation risk section). In addition, the Company maintains foreign currency assets for ThCh$72,887,721 (ThCh$ 57,086,683 in 2014) that mainly correspond to exports accounts receivable.

Regarding the foreign subsidiaries operations, the net exposure liability in US Dollars and other currencies amounts to ThCh$ 1,368,068 (ThCh$ 1,932,014 in 2014).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2015, the Company’s mitigate net asset exposure in foreign currencies in Chile, after the use of derivative instruments, is a liability amounting to ThCh$ 757,256 (ThCh$ 2,588,053 in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Of the Company’s total sales, both in Chile and abroad, 8% (8% in 2014 and 8% in 2013) corresponds to export sales made in foreign currencies, mainly US Dollars and Euro and of the total costs 54% (55% in 2014 and 57% in 2013) corresponds to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

The Company is also exposed to movements in exchange rates relating to the conversion from Argentine Pesos, Uruguayan Pesos, Paraguayan Guaranis, Bolivians and Colombian Pesos to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay and Paraguay, associated in Bolivia and joint ventures in Colombia. The Company does not cover the risks associated with the conversion of its subsidiaries, which effects are recorded in Equity.

As of December 31, 2015, the net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 133,554,918, ThCh$ 14,276,937 and ThCh$ 18,718,832 respectively (ThCh$ 127,753,473, ThCh$ 12,757,874 and ThCh$ 1,445,478 in 2014).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the year ended as of December 31, 2015, related to the foreign currency denominated assets and liabilities, was an income of ThCh$ 957,565 (and a loss of ThCh$ 613,181 in 2014 and ThCh$ 4,292,119  in 2013). Considering the exposure as of December 31, 2015, and assuming a 10% increase (or decrease) in the exchange rate, and maintaining constant all other variables, such as interest rates, it is estimated that the effect over the Company’s income would be loss after taxes of ThCh$ 58,687 (a loss of ThCh$ 204,456 in 2014 and a loss of ThCh$ 85,506 in 2013).

Considering that approximately 8% of the Company’ sales relates to export sales carried out in Chile (8% in 2014 and 2013), in currencies different from the Chilean Peso, and in approximately 54% (55% in 2014 and 57% in 2013) of the Company’s direct costs are indexed to the US Dollar and assuming that the functional currencies will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 10,380,193 income (loss) from ThCh$ 10,004,379 in 2014 and ThCh$ 9,320,804 in 2013).

The Company can also be affected by the variation of the exchange rate of where the foreign subsidiaries operate, since the result is converted to Chilean Pesos at the average rate of each month. The result of the operations in the foreign subsidiaries during the year 2015 were ThCh$ 32,141,475 (ThCh $ 29,235,462 in 2014 and ThCh $ 26,738,414 in 2013). Therefore, a depreciation (or appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso and the Paraguayan Guarani against the Chilean Peso, would be a loss (income) before tax of ThCh$ 3,214,147 (ThCh$ 2,923,546 in 2014 and ThCh$ 2,673,841 in 2013).

The net investment in foreign subsidiaries, associated and joint ventures amounted to ThCh$ 133,554,918, ThCh$ 14,276,937 and ThCh$ 18,718,832, respectively (ThCh$ 127,753,473, ThCh$ 12,757,874 and ThCh$ 1,445,4788 in 2014). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivians and Colombian Peso against the Chilean Peso, and maintaining constant all the rest of the variables, the increase (decrease) would hypothetically result in income (loss) of ThCh$ 16,655,069 (ThCh$ 14,195,683 in 2014) recorded as a credit (charge) against Equity.

The company does not cover the risks associated with the currency conversion of the financial statements of its subsidiaries that have other functional currency, whose effects are reported in Equity.

Interest rates risk

The interest rate risk mainly originated from the Company’s financing sources. The main exposure is related to LIBOR and BADLAR variable interest rate indexed obligations.

As of December 31, 2015, the Company had a total ThCh$ 20,206,608 in debt indexed to LIBOR (ThCh$ 13,690,987 in 2014). Consequently, as of December 31, 2015, the company’s financing structure is comprised by (without considering the effects of cross currency swaps effect) in approximately 12% (7% in 2014) in debt with variable interest rates, and 88% (93% in 2014) in debt with fixed interest rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

To administer the interest rate risk, the Company has a policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2015, after considering the effect of interest rates and currency swaps, approximately 97% (100% in 2014) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2015, including exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 27.

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended December 31, 2015, related to short-term and long-term debts amounted to ThCh$ 23,101,329 (ThCh$ 22,957,482 in  2014 and ThCh$ 24,084,226 in 2013).  Assuming a 100 base point increase (or decrease) in the Interest rate, and maintaining constant all other variables, it is estimated that the effect over the Company’s income would be loss before taxes of ThCh$ 41,872.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the Company’s policy of keeping the unitary net sales in UF constant, as long as the market conditions allow it.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the Consolidated Statement of Comprehensive Income for the twelve month ended December 31, 2015, related to UF indexed short-term and long-term debt, and resulted in a loss of ThCh$ 3,282,736 (ThCh$  4,159,131 in 2014 and ThCh$ 1,801,765 in 2013). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 3,065,747 (ThCh$ 3,035,371 in 2014 and ThCh$ 2,999,467 in 2013) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to barley and malt used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its barley and malt supply both from local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the malt price according to the agreements. The purchases commitments made expose the Company to a raw material price fluctuation risk. During 2015, the Company purchased 46,620 tons (52,720 tons in 2014) of barley and 53,890 tons (37,315 tons in 2014) of malt. CCU Argentina acquires mainly malt from local producers. Such raw materials represent approximately 9% (12% in 2014) of the direct cost of Chile Operating segment.

Of the cost of Chile Operating segment, the cost of cans represents approximately 12% of the direct cost in 2015 (12% in 2014). Meanwhile in International business Operating segment the cans cost represent approximately 30% of the direct cost of raw materials in 2015 (20% in 2014).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent approximately 29% in 2015 (29% in 2014 and 27% in 2013) of the direct cost of Chile Operating segment. The company does not engage in hedging the purchases of raw materials.

Grapes and wine

The main raw material used by the subsidiary VSPT for wine production are harvested grapes from own production and grapes and wines acquired from third parties through long term and spot contracts. For the last 12 months, approximately 31% of the total wine of VSPT supply comes from its own vineyards. In the export business the own supply for 2015 was 48% (37% for 2014).

The remaining 69% (77% in 2014) supply is purchased from third parties through long term and spot contracts. During 2015, the subsidiary VSPT acquired 55% (69% in 2014) of the necessary grapes and wine from third parties through spot contracts. It also acquired 14% of its grape needs in 2015 from long term agreements (8% in 2014).

We must consider that as of December 31, 2015, the wine represents 57% (59% in 2014) of the total direct cost of the Wine Operating Segment, meaning that the supply purchased to third parties represents 31% of the direct cost.

Raw material price sensitivity Analysis

The total direct cost in the Consolidated Statement of Income for 2015 amounts to ThCh$ 485,391,583 (ThCh$ 433,749,832 in 2014 and ThCh$ 382,645,778 in 2013). Assuming a reasonably possible increase (decrease) in the direct cost of each Operating segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 24,078,370 (ThCh$ 21,875,405 in 2014 and ThCh$ 20,363,653 in 2013) for Chile Operating segment, ThCh$ 8,444,331 (ThCh$ 5,925,786 in 2014 and ThCh$ 5,421,437 in 2013) for International Business Operating segment, ThCh$ 6,736,734  (ThCh$ 6,414,035 in 2014 and ThCh$ 6,180,951 in 2013) for Wine Operating segment.

Credit risk

The credit risk to which the Company is exposed originates from: a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as demand deposits, mutual funds investments, facilities acquired under resale commitments and derivatives.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. Outstanding commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2015, amounts to 88% (87% in 2014) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 21.4 days (18.2 days in 2014).

As of December 31, 2015, the Company had approximately 998 clients (904 clients in 2014) indebted in over Ch$ 10 million each that together represent approximately 85% (86% in 2014) of the total commercial accounts receivable. There were 217 clients (195 clients in 2014) with balances over Ch$ 50 million each, representing approximately 74% (76% in 2014) of the total accounts receivable. The 93% (94% in 2014) of such accounts receivable are covered by the loan insurance.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2015, as a large percentage of these are covered by insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 99% (98% in 2014) of the total accounts receivable. Pending payment of commercial accounts receivable is regularly monitored. Apart from the loan insurance, having diversified sales in different countries decreases the loan risk.

As of December 31, 2015, there were 69 clients (72 clients in 2014) indebted for over ThCh$ 65,000 each, which represent 88% (87% in 2014) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable corresponds to clients that show delays of less than 19 days
(32 days in 2014).

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2015. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure with respect to financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have significant risk concentration with any specific financial institutions as of December 31, 2015.

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages.

The Argentine excise tax is 8.7% for beer, and the Chilean excise tax is 20.5% for beer and wine (15% in 2014), 31.5% for spirits (27% in 2014), 18% for sugar content non alcoholic beverages and 10% for no sugar content non alcoholic beverages (13% in 2014). In Uruguay the excise tax is 22% for beer, 19% for sugar content non alcoholic beverages, 12% for no sugar content non alcoholic beverages and 8% for bottled water. As for Paraguay, the excise tax is 9% for beer and 5% for sugar content non alcoholic beverages and bottled water.

 An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company administers liquidity risk at a consolidated level. The cash flows originated from operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to our needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

A summary of the Company’s financial liabilities with their maturities as of December 31, 2015 and 2014, based on the non-discounted contractual cash flows appears below:

As of December 31, 2015	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	76,050,091	33,250,667	52,025,633	-	85,276,300
Bond payable	74,508,233	5,606,949	28,255,440	64,742,891	98,605,280
Financial leases obligations	17,559,874	1,505,697	5,148,941	28,871,228	35,525,866
Deposits for return of bottles and containers	12,503,170	12,503,170	-	-	12,503,170
Sub-Total	180,621,368	52,866,483	85,430,014	93,614,119	231,910,616
Derivative financial liabilities
Derivative hedge liabilities	107,698	107,876	-	-	107,876
Derivative financial instruments	171,470	171,471	-	-	171,471
Sub-Total	279,168	279,347	-	-	279,347
Total	180,900,536	53,145,830	85,430,014	93,614,119	232,189,963

As of December 31, 2014	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	95,822,149	51,813,214	52,789,648	-	104,602,862
Bond payable	73,937,639	5,485,283	23,204,531	71,545,695	100,235,509
Financial leases obligations	17,392,945	1,681,160	5,228,658	28,911,336	35,821,154
Deposits for return of bottles and containers	11,787,424	11,787,424	-	-	11,787,424
Sub-Total	198,940,157	70,767,081	81,222,837	100,457,031	252,446,949
Derivative financial liabilities
Derivative hedge liabilities	228,376	161,879	(307,947)	-	(146,068)
Derivative financial instruments	684,317	684,317	-	-	684,317
Sub-Total	912,693	846,196	(307,947)	-	538,249
Total	199,852,850	71,613,277	80,914,890	100,457,031	252,985,198

View current and non-current book value in Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2015		As of December 31, 2014
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	192,554,239	-	214,774,876	-
Other financial assets	13,644,105	80,217	6,483,652	343,184
Accounts receivable - trade and other receivable	252,225,937	-	238,602,893	-
Acoounts receivable from related companies	4,788,930	445,938	11,619,118	522,953
Total financial assets	463,213,211	526,155	471,480,539	866,137
Bank borrowings	27,714,998	48,335,093	49,137,896	46,684,253
Bonds payable	3,155,239	71,352,994	3,029,425	70,908,214
Financial leases obligations	321,416	17,238,458	518,139	16,874,806
Derivative financial instruments	171,470	-	684,317	-
Derivative hedge liabilities	107,698	-	161,092	67,284
Deposits for return of bottles and containers	12,503,170	-	11,787,424	-
Total other non-financial liabililities (*)	43,973,991	136,926,545	65,318,293	134,534,557
Account payable- trade and other payable	227,736,803	1,645,098	203,782,805	369,506
Accounts payable to related entities	11,624,218	-	10,282,312	-
Total financial liabilities	283,335,012	138,571,643	279,383,410	134,904,063

(*) See Note 27 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Financial instruments fair value

a)   Composition of financial assets and liabilities:

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the Consolidated Statements of Financial Position:

	As of December 31, 2015		As of December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	192,554,239	192,554,239	214,774,876	214,774,876
Other financial assets	13,724,322	13,724,322	6,826,836	6,826,836
Accounts receivable - trade and other receivable	252,225,937	252,225,937	238,602,893	238,602,893
Acoounts receivable from related companies	5,234,868	5,234,868	12,142,071	12,142,071
Total financial assets	463,739,366	463,739,366	472,346,676	472,346,676
Bank borrowings	76,050,091	77,380,452	95,822,149	98,167,470
Bonds payable	74,508,233	80,087,449	73,937,639	80,134,117
Financial leases obligations	17,559,874	29,104,078	17,392,945	28,975,321
Derivative financial instruments	171,470	171,470	684,317	684,317
Derivative hedge liabilities	107,698	107,698	228,376	228,376
Deposits for return of bottles and containers	12,503,170	12,503,170	11,787,424	11,787,424
Total other non-financial liabililities (*)	180,900,536	199,354,317	199,852,850	219,977,025
Account payable- trade and other payable	229,381,901	229,381,901	204,152,311	204,152,311
Accounts payable to related entities	11,624,218	11,624,218	10,282,312	10,282,312
Total financial liabilities	421,906,655	440,360,436	414,287,473	434,411,648

The book value of current accounts receivables, cash and cash equivalents and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market     or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable have hierarchy level 2 of fair value.

b)   Financial instruments as per category:

As of December 31, 2015	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,365,572	-	816,622	10,182,194
Marketable securities and investments in other companies	3,542,128	-	-	3,542,128
Total other financial assets	12,907,700	-	816,622	13,724,322
Cash and cash equivalents	-	192,554,239	-	192,554,239
Accounts receivable-trade and other receivables	-	252,225,937	-	252,225,937
Account receivable from to related companies	-	5,234,868	-	5,234,868
Total	12,907,700	450,015,044	816,622	463,739,366

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	76,050,091	76,050,091
Bonds payable	-	-	74,508,233	74,508,233
Financial leases obligations	-	-	17,559,874	17,559,874
Deposits for return of bottles and containers	-	-	12,503,170	12,503,170
Derivative financial instruments	171,470	107,698	-	279,168
Total others financial liabililities	171,470	107,698	180,621,368	180,900,536
Account payable- trade and other payable	-	-	229,381,901	229,381,901
Accounts payable to related entities	-	-	11,624,218	11,624,218
Total	171,470	107,698	421,627,487	421,906,655

As of December 31, 2014	Fair value with changes in income	Cash and cash equivalents and loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	5,467,620	-	343,184	5,810,804
Marketable securities and investments in other companies	1,016,032	-	-	1,016,032
Total other financial assets	6,483,652	-	343,184	6,826,836
Cash and cash equivalents	-	214,774,876	-	214,774,876
Accounts receivable-trade and other receivables	-	238,602,893	-	238,602,893
Account receivable from to related companies	-	12,142,071	-	12,142,071
Total	6,483,652	465,519,840	343,184	472,346,676

As of December 31, 2014	Fair value with changes in income	Hedge derivatives	Financial libilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	95,822,149	95,822,149
Bonds payable	-	-	73,937,639	73,937,639
Financial leases obligations	-	-	17,392,945	17,392,945
Deposits for return of bottles and containers	-	-	11,787,424	11,787,424
Derivative financial instruments	684,317	228,376	-	912,693
Total others financial liabililities	684,317	228,376	198,940,157	199,852,850
Account payable- trade and other payable	-	-	204,152,311	204,152,311
Accounts payable to related entities	-	-	10,282,312	10,282,312
Total	684,317	228,376	413,374,780	414,287,473

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2015				As of December 31, 2014
	Number agreements	Notional amounts thousand	Asset	Liability	Number agreements	Notional amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross interest rate swaps USD/USD	1	10,094	-	107,698	2	18,185	-	184,999
Less than a year	1	10,094	-	107,698	1	8,185	-	117,713
Between 1 and 5 years	-	-	-	-	1	10,000	-	67,286
Cross currency interest rate swaps USD/EURO	2	12,353	816,622	-	1	4,499	343,184	43,377
Less than a year	1	4,477	736,405	-	-	63	-	43,377
Between 1 and 5 years	1	7,877	80,217	-	1	4,436	343,184	-
Forwards USD	27	148,404	9,276,156	117,151	30	93,709	5,467,620	570,413
Less than a year	27	148,404	9,276,156	117,151	30	93,709	5,467,620	570,413
Forwards Euro	7	11,981	57,834	52,368	8	11,975	-	98,507
Less than a year	7	11,981	57,834	52,368	8	11,975	-	98,507
Forwards CAD	4	1,500	18,192	1,951	1	870	-	1,622
Less than a year	4	1,500	18,192	1,951	1	870	-	1,622
Forwards GBP	3	865	13,390	-	2	1,060	-	13,775
Less than a year	3	865	13,390	-	2	1,060	-	13,775
Total derivative instruments	44		10,182,194	279,168	44		5,810,804	912,693

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging classified; consequently their effects are recorded in Income, in Other gains (losses), separately from the hedged item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the flows related to loans from Banco de Chile and Banco Scotiabank. See additional disclosures in Note 27.

As of December 31, 2015
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate and exchange rate in bank obligations	USD	5,700,299	EUR	5,589,172	111,127	18-06-2018
Banco de Chile	Interest rate and exchange rate in bank obligations	USD	3,205,865	EUR	2,500,370	705,495	11-07-2016
Banco de Chile	Interest rate on bank loans	USD	7,227,245	USD	7,334,943	(107,698)	07-07-2016

As of December 31, 2014
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank	Interest rate on bank loans	USD	4,862,197	USD	4,870,405	(8,208)	22-06-2015
Banco de Chile	Interest rate and exchange rate on bank loans	USD	2,718,035	EUR	2,418,228	299,807	11-07-2016
Banco de Chile	Interest rate on bank loans	USD	6,128,184	USD	6,304,976	(176,792)	07-07-2016

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2015, a debit before income taxes of ThCh$ 80,693 (a credit before incomes taxes of ThCh$ 155,258 and a debit of ThCh$ 256,592, in 2014 and 2013, respectively), relating to the fair value of the Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1                  Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2                  Fair values obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, are as follows:

As of December 31, 2015	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,365,572	-	9,365,572	-
Market securities and investments in other companies	3,542,128	3,542,128	-	-
Derivative hedge assets	816,622	-	816,622	-
Fair value financial assets	13,724,322	3,542,128	10,182,194	-
Derivative hedge liabilities	107,698	-	107,698	-
Derivative financial instruments	171,470	-	171,470	-
Fair value financial liabilities	279,168	-	279,168	-

As of December 31, 2014	Recorded fair value	Fair value hierarchy
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	5,467,620	-	5,467,620	-
Market securities and investments in other companies	1,016,032	1,016,032	-	-
Derivative hedge assets	343,184	-	343,184	-
Fair value financial assets	6,826,836	1,016,032	5,810,804	-
Derivative hedge liabilities	228,376	-	228,376	-
Derivative financial instruments	684,317	-	684,317	-
Fair value financial liabilities	912,693	-	912,693	-

During year ended as of December 31, 2015, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 7 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

From the fourth quarter of 2015 onwards, was created the Committee of International Business, which brings together management of the business activities regarding the geographical areas Argentina, Uruguay and Paraguay. Following this change, the Río de la Plata Operating segment (consisting of the business activities referred to) will be renamed into the International Business Operating Segment. The Committee of International Business will at the same time represent and look after the interests associated with the investments in Bolivia and Colombia, which will continue to report its results under Equity and income of JVs and associated on a consolidated basis.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by each segment chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products
Chile	Beers, non-alcoholic beverages and spirits.
International business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay and Paraguay.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other segment. In addition this segment presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

a)     Information as per operating segments for the years ended as of December 31, 2015 and 2014:

	Chile Operating segment		International business segment operation		Wines operating segment		Others		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	885,769,609	813,639,952	400,051,022	292,152,707	184,169,165	168,139,809	-	-	1,469,989,796	1,273,932,468
Other income	10,238,408	9,100,957	4,708,728	3,992,902	5,214,674	3,918,028	8,220,109	7,021,944	28,381,919	24,033,831
Sales revenue between segments	6,013,177	7,600,483	953,967	3,522,074	131,209	290,716	(7,098,353)	(11,413,273)	-	-
Net sales	902,021,194	830,341,392	405,713,717	299,667,683	189,515,048	172,348,553	1,121,756	(4,391,329)	1,498,371,715	1,297,966,299
Change %	8.6	-	35.4	-	10.0	-	-	-	15.4	-
Cost of sales	(420,297,983)	(383,558,625)	(162,665,341)	(136,174,602)	(105,956,281)	(97,523,601)	3,844,354	12,720,013	(685,075,251)	(604,536,815)
% of Net sales	46.6	46.2	40.1	45.4	55.9	56.6	-	-	45.7	46.6
Gross margin	481,723,211	446,782,767	243,048,376	163,493,081	83,558,767	74,824,952	4,966,110	8,328,684	813,296,464	693,429,484
% of Net sales	53.4	53.8	59.9	54.6	44.1	43.4	-	-	54.3	53.4
MSD&A (1)	(328,488,527)	(317,765,236)	(216,098,525)	(154,299,739)	(51,070,291)	(50,284,130)	(16,907,433)	(13,253,897)	(612,564,776)	(535,603,002)
% of Net sales	36.4	38.3	53.3	51.5	26.9	29.2	-	-	40.9	41.3
Other operating income (expenses)	688,920	722,478	3,315,892	20,173,967	44,823	238,952	155,675	2,585,913	4,205,310	23,721,310
Operating result before Exceptional Items (EI)	153,923,604	129,740,009	30,265,743	29,367,309	32,533,299	24,779,774	(11,785,648)	(2,339,300)	204,936,998	181,547,792
Change %	18.6	-	3.1	-	31.3	-	-	-	12.9	-
% of Net sales	17.1	15.6	7.5	9.8	17.2	14.4	-	-	13.7	14.0
Exceptional Items (EI) (2)	-	-	-	(1,214,505)	-	-	-	(412,995)	-	(1,627,500)
Operating result (3)	153,923,604	129,740,009	30,265,743	28,152,804	32,533,299	24,779,774	(11,785,648)	(2,752,295)	204,936,998	179,920,292
Change %	18.6	-	7.5	-	31.3	-	-	-	13.9	-
% of Net sales	17.1	15.6	7.5	9.4	17.2	14.4	-	-	13.7	13.9
Net financial expense	-	-	-	-	-	-	-	-	(15,255,586)	(10,820,891)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(5,228,135)	(898,607)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	957,565	(613,181)
Results as per adjustment units	-	-	-	-	-	-	-	-	(3,282,736)	(4,159,131)
Other gains (losses)	-	-	-	-	-	-	-	-	8,512,000	4,036,939
Income before taxes									190,640,106	167,465,421
Income taxes									(50,114,516)	(46,673,500)
Net income for year									140,525,590	120,791,921
Non-controlling interests									19,717,455	14,553,471
Net income attributable to equity holders of the parent									120,808,135	106,238,450
Depreciation and amortization	45,766,393	38,832,969	14,334,415	11,194,117	7,568,991	7,115,790	13,897,003	11,464,690	81,566,802	68,607,566
ORBDA before EI	199,689,997	168,572,978	44,600,158	40,561,426	40,102,290	31,895,564	2,111,355	9,125,390	286,503,800	250,155,358
Change %	18.5	-	10.0	-	25.7	-	-	-	14.5	-
% of Net sales	22.1	20.3	11.0	13.5	21.2	18.5	-	-	19.1	19.3
ORBDA (4)	199,689,997	168,572,978	44,600,158	39,346,921	40,102,290	31,895,564	2,111,355	8,712,395	286,503,800	248,527,858
Change %	18.5	-	13.4	-	25.7	-	-	-	15.3	-
% of Net sales	22.1	20.3	11.0	13.1	21.2	18.5	-	-	19.1	19.1

(1)   MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)   Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature. During the year 2014, the Company has considered this result as an Exceptional Items related to different restructuring process of operating segments.

(3)   Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)   ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b)     Information as per operating segments for the years ended as of December 31, 2014 and 2013:

	Chile Operating segment		International business segment operation		Wines operating segment		Others		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	813,639,952	751,079,523	292,152,707	274,029,865	168,139,809	146,938,005	-	-	1,273,932,468	1,172,047,393
Other income	9,100,957	8,560,450	3,992,902	7,405,658	3,918,028	4,524,947	7,021,944	4,688,062	24,033,831	25,179,117
Sales revenue between segments	7,600,483	5,555,707	3,522,074	999,777	290,716	792,495	(11,413,273)	(7,347,979)	-	-
Net sales	830,341,392	765,195,680	299,667,683	282,435,300	172,348,553	152,255,447	(4,391,329)	(2,659,917)	1,297,966,299	1,197,226,510
Change %	8.5	-	6.1	-	13.2	-	-	-	8.4	-
Cost of sales	(383,558,625)	(343,230,330)	(136,174,602)	(113,264,790)	(97,523,601)	(92,864,092)	12,720,013	12,662,578	(604,536,815)	(536,696,634)
% of Net sales	46.2	44.9	45.4	40.1	56.6	61.0	-	-	46.6	44.8
Gross margin	446,782,767	421,965,350	163,493,081	169,170,510	74,824,952	59,391,355	8,328,684	10,002,661	693,429,484	660,529,876
% of Net sales	53.8	55.1	54.6	59.9	43.4	39.0	-	-	53.4	55.2
MSD&A (1)	(317,765,235)	(275,202,656)	(154,299,739)	(142,972,002)	(50,284,131)	(46,036,147)	(13,253,897)	(9,312,740)	(535,603,002)	(473,523,545)
% of Net sales	38.3	36.0	51.5	50.6	29.2	30.2	-	-	41.3	39.6
Other operating income (expenses)	722,478	1,385,111	20,173,967	1,038,067	238,952	(166,311)	2,585,913	1,991,965	23,721,310	4,248,832
Operating result before Exceptional Items (EI)	129,740,010	148,147,805	29,367,309	27,236,575	24,779,773	13,188,897	(2,339,300)	2,681,886	181,547,792	191,255,163
Change %	(12.4)	-	7.8	-	87.9	-	-	-	(5.1)	-
% of Net sales	15.6	19.4	9.8	9.6	14.4	8.7	-	-	14.0	16.0
Exceptional Items (EI) (2)	-	(780,458)	(1,214,505)	(543,111)	-	(275,700)	(412,995)	(1,390,060)	(1,627,500)	(2,989,329)
Operating result (3)	129,740,010	147,367,347	28,152,804	26,693,464	24,779,773	12,913,197	(2,752,295)	1,291,826	179,920,292	188,265,834
Change %	(12.0)	-	5.5	-	91.9	-	-	-	(4.4)	-
% of Net sales	15.6	19.3	9.4	9.5	14.4	8.5	-	-	13.9	16
Net financial expense	-	-	-	-	-	-	-	-	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(898,607)	308,762
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(613,181)	(4,292,119)
Results as per adjustment units	-	-	-	-	-	-	-	-	(4,159,131)	(1,801,765)
Other gains (losses)	-	-	-	-	-	-	-	-	4,036,939	958,802
Income before taxes									167,465,421	167,609,458
Income taxes									(46,673,500)	(34,704,907)
Net income for year									120,791,921	132,904,551
Non-controlling interests									14,553,471	9,868,543
Net income attributable to equity holders of the parent									106,238,450	123,036,008
Depreciation and amortization	38,832,969	37,534,253	11,194,117	9,957,053	7,115,790	7,238,886	11,464,690	9,516,304	68,607,566	64,246,496
ORBDA before EI	168,572,979	185,682,058	40,561,426	37,193,628	31,895,563	20,427,783	9,125,390	12,198,190	250,155,358	255,501,659
Change %	(9.2)	-	9.1	-	56.1	-	-	-	(2.1)	-
% of Net sales	20.3	24.3	13.5	13.2	18.5	13.4	-	-	19.3	21.3
ORBDA (4)	168,572,979	184,901,600	39,346,921	36,650,517	31,895,563	20,152,083	8,712,395	10,808,130	248,527,858	252,512,330
Change %	(8.8)	-	7.4	-	58.3	-	-	-	(1.6)	-
% of Net sales	20.3	24.2	13.1	13.0	18.5	13.2	-	-	19.1	21.1

(1)     MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

(2)     Exceptional Items are income or expenses that do not occur regularly as part of the normal activities of the Company. It’s presented separately because its important items for the understanding the normal operations of the Company due to importance or nature.For the year 2013, the Company has considered this result as an Exceptional items (EI) related to restructuring process which implied the early retirement of managers replaced internally, promotions and the sole and exceptional payments of incentives to the leaving and remaining personnel.

(3)     Operating result (For management purposes we have defined as earnings before other gains (losses), net financial expense, equity and income of joint venture, foreign currency exchange differences, result as per adjustment units and income taxes).

(4)     ORBDA (For management purpose we have defined as Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile	1,081,835,420	991,938,043	907,947,965
Argentina	366,886,701	264,631,403	279,342,525
Uruguay	14,432,950	11,204,806	9,936,020
Paraguay	35,216,644	30,192,047	-
Total	1,498,371,715	1,297,966,299	1,197,226,510

See distribution of domestic and exports revenues in Note 9.

Depreciation and amortization as per operating segments

Property, plant and equipment depreciation and amortization of software	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile Operating segment	45,766,393	38,832,969	37,534,253
International business segment operation	14,334,415	11,194,117	9,957,053
Wines operating segment	7,568,991	7,115,790	7,238,886
Others (1)	13,897,003	11,464,690	9,516,304
Total	81,566,802	68,607,566	64,246,496

(1)   Others includes depreciation and amortization corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Chile Operating segment	72,292,561	85,904,965	70,441,360
International business segment operation	27,871,662	33,481,407	29,779,226
Wines operating segment	10,052,863	12,686,080	4,839,881
Others (1)	21,513,836	98,007,700	19,498,562
Total	131,730,922	230,080,152	124,559,029

(1)   Others includes the capital investments corresponding to the Corporate Support Units and Strategic Service Units.

Assets as per operating segments

Assets per segment	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile Operating segment	685,295,557	653,728,891
International business segment operation	256,319,478	275,037,618
Wines operating segment	308,288,465	297,145,081
Others (1)	573,453,051	542,989,483
Total	1,823,356,551	1,768,901,073

(1)   Others includes goodwill and the assets corresponding to the Corporate Support Units and Strategic Service Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile	1,555,550,811	1,480,587,584
Argentina	188,897,724	211,886,432
Uruguay	25,703,157	23,971,219
Paraguay	53,204,859	52,455,838
Total	1,823,356,551	1,768,901,073

Liabilites as per operating segments

Liabilites per segments	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chile Operating segment	328,182,912	370,380,118
International business segment operation	97,680,139	125,647,902
Wines operating segment	102,780,420	99,164,051
Others (1)	107,190,935	25,209,084
Total	635,834,406	620,401,155

(1)   Others includes liabilites corresponding to the Corporate Support Units and Strategic Service Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,469,989,796	1,273,932,468	1,172,047,393
Other income		28,381,919	24,033,831	25,179,117
Net sales	9	1,498,371,715	1,297,966,299	1,197,226,510
Change %		15.4	8.4	-
Cost of sales		(685,075,251)	(604,536,815)	(536,696,634)
% of Net sales		45.7	46.6	44.8
Gross margin		813,296,464	693,429,484	660,529,876
% of Net sales		54.3	53.4	55.2
MSD&A (1)		(612,564,776)	(535,603,002)	(473,523,545)
% of Net sales		40.9	41.3	39.6
Other operating income (expenses)		4,205,310	23,721,310	4,248,832
Operating result before Exceptional Items (EI)		204,936,998	181,547,792	191,255,163
Change %		12.9	(5.1)	-
% of Net sales		13.7	14.0	16.0
Exceptional Items (EI) (2)		-	(1,627,500)	(2,989,329)
Operating result (3)		204,936,998	179,920,292	188,265,834
Change %		13.9	(4.4)	-
% of Net sales		13.7	13.9	15.7
Net financial expense	11	(15,255,586)	(10,820,891)	(15,830,056)
Equity and income of associates and joint ventures	20	(5,228,135)	(898,607)	308,762
Foreign currency exchange differences	11	957,565	(613,181)	(4,292,119)
Results as per adjustment units	11	(3,282,736)	(4,159,131)	(1,801,765)
Other gains (losses)	13	8,512,000	4,036,939	958,802
Income before taxes		190,640,106	167,465,421	167,609,458
Income taxes	26	(50,114,516)	(46,673,500)	(34,704,907)
Net income for year		140,525,590	120,791,921	132,904,551
Non-controlling interests	32	19,717,455	14,553,471	9,868,543
Net income attributable to equity holders of the parent		120,808,135	106,238,450	123,036,008
Depreciation and amortization		81,566,802	68,607,566	64,246,496
ORBDA before EI		286,503,800	250,155,358	255,501,659
Change %		14.5	(2.1)	-
% of Net sales		19.1	19.3	21.3
ORBDA (4)		286,503,800	248,527,858	252,512,330
Change %		15.3	(1.6)	-
% of Net sales		19.1	19.1	21.1

See definition of (1), (2), (3) and (4) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(4) The following is a reconciliation of our income operational activities, the most directly comparable IFRS measure to Operating Result for the years ended on December 31, 2015, 2014 and 2013:

	For the years ended December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Income from operational activities	213,448,998	183,957,231	189,224,636
Add (Subtract):
Results derivative contracts	(9,839,675)	(4,152,548)	(2,390,493)
Marketable securities to fair value	(36,280)	103,306	107,914
Other	1,363,955	12,303	1,323,777
Exceptional Items (EI) (2)	-	1,627,500	2,989,329
Operating result before EI	204,936,998	181,547,792	191,255,163
Exceptional Items (EI) (2)	-	(1,627,500)	(2,989,329)
Operating result (1)	204,936,998	179,920,292	188,265,834

See definition of (1) and (2) in information as per Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 8 Business Combinations

a) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Year 2013 Acquisitions

During December 2013, the Company acquired 50.005% and 49.96% of the stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively. This transaction allows the Company, to participate in the beer distribution business, and production and marketing of non-alcoholic drinks, waters and nectars. The total amount of this transaction was ThCh$ 11,254,656.

On June 9, 2015 the committed equity of ThCh$7,414,290 was paid.

For the acquisition of the Paraguayan companies, the Company have been determined the fair values of the assets, liabilities and contingent liabilities, generating goodwill and trademarks for an amount of ThCh$ 5,566,003 and
ThCh$ 3,658,167, respectively, among others (Note 21 and 22).

On December 23, 2014, the Company signed a contract with its subsidiary CCU Inversiones II Limited, in which the last acquired all of stock of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered as an economic group that share operational and financial strategy. BdP manufactures products with different brands of its property. DdP is sole and exclusive customer, which is responsible for the distribution and marketing of its products, reason why BdP is it consolidates DdP.

It is expected that the acquisition of these companies increases their productive capacities, through the expansion of their productive assets, growth in market share through the various brands market and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

b) Manantial S.A.

Year 2013 Acquisitions

On June 7, 2013, the Company proceeded to pay outstanding balance of ThCh$ 1,781,909 related to the acquisition of Manantial S.A.

c) As of December 31, 2015, the Company has not made business combinations.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Domestic sales	1,374,282,584	1,188,231,333	1,102,834,492
Exports sales	124,089,131	109,734,966	94,392,018
Total	1,498,371,715	1,297,966,299	1,197,226,510

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 10 Nature of cost and expense

Operational cost and expense grouped by natural classification are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Raw material cost	485,391,583	433,749,832	382,645,778
Materials and maintenance expense	43,093,939	38,678,842	32,596,344
Personnel expense (1)	197,915,151	169,331,464	155,010,442
Transportation and distribution	234,431,464	201,371,151	184,417,248
Advertising and promotion expense	117,921,841	105,649,991	85,063,591
Lease expense	13,641,122	13,347,091	12,201,288
Energy expense	25,178,032	29,566,627	25,398,656
Depreciation and amortization	81,566,802	68,607,566	64,246,496
Other expenses	100,872,027	83,207,159	72,889,696
Total	1,300,011,961	1,143,509,723	1,014,469,539

(1)   See Note 31 Employee benefits.

Note 11 Financial results

The financial income composition for the year ended as of December 31, 2015, 2014 and 2013, is as follows:

	For the years ended as of December 31,
Financial Results	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Financial income	7,845,743	12,136,591	8,254,170
Financial cost	(23,101,329)	(22,957,482)	(24,084,226)
Foreign currency exchange differences	957,565	(613,181)	(4,292,119)
Result as per adjustment units	(3,282,736)	(4,159,131)	(1,801,765)
Total	(17,580,757)	(15,593,203)	(21,923,940)

Note 12 Other income by function

The detail of other income by function is as follows:

Other income by function	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	3,644,435	3,146,816	2,381,160
Lease expense	245,285	364,388	318,830
Others	2,687,524	(1) 21,952,512	2,808,873
Total	6,577,244	25,463,716	5,508,863

 (1)    Under this amount includes, the positive one-time effect compensations received by our Argentine subsidiary CICSA for an amount 227,245 thousands of Argentine pesos (equivalent to MUS$ 34,200), for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and the license for the production and distribution of Budweiser beer in Uruguay.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 13 Other Gains (Losses)

The detail of other gains (losses) items is as follows:

Other gains (losses)	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	9,839,675	4,152,548	2,390,493
Marketable securities to fair value	36,280	(103,306)	(107,914)
Other	(1,363,955)	(12,303)	(1,323,777)
Total	8,512,000	4,036,939	958,802

(1)   Under this concept the Company received cash flows amounting ThCh$ 5,419,700, ThCh$ 927,149 and ThCh$ 358,195 corresponding to 2015, 2014 and 2013, respectevily and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
	ThCh$	ThCh$	ThCh$
Cash	12,712	12,708	16,242
Overnight deposits	462,873	1,319,399	883,299
Bank balances	42,370,367	30,853,126	29,614,669
Time deposits	32,639,373	99,373,117	282,628,752
Investments in mutual funds	-	-	503,838
Securities purchased under resale agreements	117,068,914	83,216,526	95,206,467
Total	192,554,239	214,774,876	408,853,267

The currency composition of cash and cash equivalents at December 31, 2015, is as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	10,675	39	-	1,998	-	-	-	12,712
Overnight deposits	-	462,873	-	-	-	-	-	462,873
Bank balances	21,964,295	4,922,732	955,840	5,699,756	948,816	7,519,619	359,309	42,370,367
Time deposits	32,639,373	-	-	-	-	-	-	32,639,373
Securities purchased under resale agreements	117,068,914	-	-	-	-	-	-	117,068,914
Total	171,683,257	5,385,644	955,840	5,701,754	948,816	7,519,619	359,309	192,554,239

The currency composition of cash and cash equivalents at December 31, 2014, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	9,939	-	420	-	2,349	-	-	-	12,708
Overnight deposits	-	-	1,319,399	-	-	-	-	-	1,319,399
Bank balances	8,790,934	-	4,738,935	974,179	11,726,073	536,097	3,753,420	333,488	30,853,126
Time deposits	90,962,579	8,410,538	-	-	-	-	-	-	99,373,117
Securities purchased under resale agreements	83,216,526	-	-	-	-	-	-	-	83,216,526
Total	182,979,978	8,410,538	6,058,754	974,179	11,728,422	536,097	3,753,420	333,488	214,774,876

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The currency composition of cash and cash equivalents at December 31, 2013, is as follows:

	Chilean Peso	Unidad de Fomento	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan guarani	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	6,446	-	42	-	1,217	8,537	-	-	16,242
Overnight deposits	-	-	883,299	-	-	-	-	-	883,299
Bank balances	24,559,899	-	695,292	1,718,676	1,730,671	545,378	-	364,753	29,614,669
Time deposits	282,628,752	-	-	-	-	-	-	-	282,628,752
Investments in mutual funds	503,838	-	-	-	-	-	-	-	503,838
Securities purchased under resale agreements	95,206,467	-	-	-	-	-	-	-	95,206,467
Total	402,905,402	-	1,578,633	1,718,676	1,731,888	553,915	-	364,753	408,853,267

The total accumulated cash flows paid in business combinations and acquisitions of associates are as follows:

		For the years ended as of December 31,
		2015	2014	2013
		ThCh$	ThCh$	ThCh$
Total disbursements for business acquisition
Cash flows used in the purchase of non-controlling interests	(1)	1,921,245	13,776,885	-
Other payments to acquire interests in joint ventures	(2)	42,163,032	1,445,478	-
Cash flows used for control of subsidaries or other businesses		-	8,369	(3) 14,566,278
Payments for changes in ownership interests in subsidaries		-	-	(4) 5,627,425
Total		44,084,277	15,230,732	20,193,703

(1)   Corresponds to an increased of capital made in 2015 and the acquisitions made during 2014 of 34% of Bebidas Bolivianas S.A.

(2)   Corresponds to pay of 50% of the acquisitions of Bebidas Carozzi CCU SpA. and to an increased of capital made in 2015 and 2014 of Central Cervecera de Colombia S.A.S.

(3)   Corresponds to the purchase of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and a pay of outstanding balance related to the acquisition in Manantial S.A. and Compañía Pisquera Bauzá S.A. in 2013.

(4)   Corresponds to additionally percentage of acquisition in VSPT (Note 1) in 2013.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivables – trade and other receivables were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	88,332,401	87,979,118
International business segment operation	52,591,935	50,498,496
Wines reportable segment	43,333,189	38,575,440
Total Others reportable segment (1)	47,871,339	43,083,819
Others accounts receivables	24,033,944	21,619,152
Impairment loss estimate	(3,936,871)	(3,153,132)
Total	252,225,937	238,602,893

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chilean Peso	158,757,937	151,677,364
Argentine Peso	48,535,814	46,140,278
US Dollar	25,498,590	19,030,421
Euro	7,463,166	10,038,934
Unidad de Fomento	7,102	2,021
Uruguayan Pesos	4,074,908	4,519,676
Paraguayan guarani	6,111,636	5,477,622
Others currencies	1,776,784	1,716,577
Total	252,225,937	238,602,893

The detail of the accounts receivable maturities as of December 31, 2015, is as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	88,332,401	80,543,609	6,601,090	421,928	298,999	466,775
International business segment operation	52,591,935	45,600,898	5,839,178	226,648	321,512	603,699
Wines reportable segment	43,333,189	40,022,791	2,715,939	193,781	299,921	100,757
Total Others reportable segment (1)	47,871,339	43,481,018	3,507,731	237,742	212,994	431,854
Others accounts receivables	24,033,944	22,204,897	370,715	982,963	475,369	-
Sub-Total	256,162,808	231,853,213	19,034,653	2,063,062	1,608,795	1,603,085
Impairment loss estimate	(3,936,871)	-	(888,274)	(280,839)	(1,168,592)	(1,599,166)
Total	252,225,937	231,853,213	18,146,379	1,782,223	440,203	3,919

(1)   Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

The detail of the accounts receivable maturities as of December 31, 2014, is as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Chile reportable segment	87,979,118	81,335,105	5,453,180	485,827	325,316	379,690
International business segment operation	50,498,496	41,505,514	7,058,969	791,980	289,994	852,039
Wines reportable segment	38,575,440	33,384,725	4,696,632	187,721	150,061	156,301
Total Others reportable segment (1)	43,083,819	38,808,700	3,218,244	212,767	230,855	613,253
Others accounts receivables	21,619,152	19,689,147	663,317	1,266,688	-	-
Sub-Total	241,756,025	214,723,191	21,090,342	2,944,983	996,226	2,001,283
Impairment loss estimate	(3,153,132)	-	(608,126)	(285,728)	(505,187)	(1,754,091)
Total	238,602,893	214,723,191	20,482,216	2,659,255	491,039	247,192

(1)     Primarlly includes Comercial CCU S.A. which makes sales multiclass on behalf of Cervecera CCU Chile, ECUSA, CPCh, VSPT and FOODs.

The Company markets its products through retail, wholesale clients, chains and supermarkets. As of December 31, 2015, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29.1% (29.2% in 2014) of the total accounts receivable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies. In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for, based on a case by case analysis.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Balance at the beginning of year	3,153,132	4,506,069
Impairment estimate for accounts receivable	1,883,258	346,606
Uncollectible accounts	(264,618)	(914,016)
Release of unused provisions	(557,106)	(680,950)
Effect of translation into presentation currency	(277,795)	(104,577)
Total	3,936,871	3,153,132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related companies, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related companies.

Balances and transactions with related companies consist of the following:

(1)  Business operations agreed upon in Chilean Pesos. Companies not under a current trade account agreement not accrue interest and have payment terms of 30 days.

(2)  Business operations agreed upon in Chilean Pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Interests is paid or charged against the trade current account.

(3)  Business operations in foreign currencies, not covered by a current trade account, that do not accrue interest and have payment terms of 30 days. Balances are presented at the closing exchange rate.

(4)  An agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui and Limari Ltda. renew the contract for a period of ten years. Consequently, the UF 9,995 will pay in ten instalments of UF 1,162 each one, beginning February 28, 2015.

(5)   An agreement of grape supply between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital, with a term of eight years, and annual payments due on May 31, 2018.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2015 and 2014, is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Accounts receivable from related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
0-E	Bebidas Bolivianas SA	Bolivia	(1)	Associated	Sales of products	USD	78,810	-
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Sales of products	USD	-	43,428
0-E	Pepsi Cola Panamericana S.R.L	Perú	(1)	Related to the joint venture	Sales of products	USD	1,149	-
97.004.000-5	Banco de Chile	Chile	(1)	Related to the controller	Sales of products	CLP	126,435	179,284
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	1,073	-
96.819.020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	30	-
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related joint operating	Sales of products	CLP	10,297	-
93.920.000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	4,198	-
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	29,502	235,683
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Billed services	CLP	-	15,391
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	142,789	142,957
90.160.000-7	Cia. Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	522	-
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Sales of products	CLP	738,270	1,573,306
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Rental of cranes	CLP	2,875	2,191
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Shareholders of subsidiary	Sales of products	CLP	5,651	2,978
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Shareholders of subsidiary	Advance purchase	CLP	1,054,917	1,055,714
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(1)	Shareholders of subsidiary	Sales of products	CLP	24,027	60,673
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholders of subsidiary	Loan	U.F.	29,589	29,602
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Shareholders of subsidiary	Supply contract	U.F.	74,529	71,616
96.591.040-9	Empresas Carozzi S.A.	Chile	(1)	Related joint venture	Sales of products	CLP	301,882	-
92.011.000-2	Empresa Nacional de Energia ENEX S.A.	Chile	(1)	Related to the controller	Supply contract	CLP	2,136	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	358,428	841,647
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	881,499	433,647
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance send	CLP	-	6,108,351
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Interests	CLP	219,647	362,790
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales Service	CLP	118,292	128,430
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared service	CLP	182,822	238,980
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Collection service	CLP	49,646	-
96.847.140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	40	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Sales of products	CLP	12,664	9,330
96.536.010-7	Inversiones Consolidadas Limitadas	Chile	(1)	Related to the controller	Sales of products	CLP	1,409	-
76.029.109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller	Billing services	CLP	5,353	-
94.625.000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	203,349	-
99.525.700-9	Las Margaritas S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	47	-
91.021.000-9	Madeco S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	3,723	3,683
78.780.780-1	Operaciones y servicios Enex Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	90,323	-
76.028.758-K	Norgistics Chile S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	110	-
91.705.000-7	Quiñenco S.A.	Chile	(1)	Shareholder Controller	Sales of products	CLP	3,070	-
96.645.790-2	Socofin S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	10	-
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Billing services	CLP	29,817	79,437
Total							4,788,930	11,619,118

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(4)	Shareholders of subsidiary	Loan	U.F.	209,330	223,980
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	(5)	Shareholders of subsidiary	Supply contract	U.F.	236,608	298,973
Total							445,938	522,953

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Accounts payable to related companies

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2015	As of December 31, 2014
							ThCh$	ThCh$
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	6,568,594	3,354,448
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	307,118	1,009,856
0-E	Heineken Nederland Supply	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	37,772	-
0-E	Heineken supply chain B.V.	Holanda	(3)	Related to the controller	Purchase of products	Euros	11,647	-
0-E	Amstel Brouwerijen B.V.	Holanda	(3)	Related to the controller	License and technical asssintance	Euros	246,334	121,854
0-E	Tabacos del Paraguay S.A.	Paraguay	(3)	Related to the controller	Marketing services	PYG	-	13,051
0-E	Nestle Waters Marketing & Distribution	Francia	(3)	Related to the controller	Purchase of products	Euros	21,861	-
0-E	Nestle Waters Management & Tecnology	Francia	(3)	Related to the controller	Purchase of products	Euros	12,191	-
0-E	Pespsi-cola manufacturi co.of uruguay SRL	Uruguay	(3)	Related to the controller	Purchase of products	USD	151,578	-
87.938.700-0	Agroproductos Bauza y Cía. Ltda.	Chile	(1)	Related joint venture	Purchase of products	CLP	-	31,199
99.540.870-8	Aguas de Antofagasta S.A.	Chile	(1)	Related to the controller	Water service	CLP	36,879	-
89.010.400-2	Alusa Chile S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	437,884	-
84.898.000-5	Alusa S.A.	Chile	(1)	Related to the controller	Purchase of products	CLP	-	73,233
78.105.460-7	Alimentos Nutrabien S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	212	314
97.004.000-5	Banco de Chile	Chile	(1)	Related to the controller	Billing services	CLP	2,431	4,504
76.115.132-0	Canal 13 S.P.A.	Chile	(1)	Related to the controller	Marketing services	CLP	21,100	170,091
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	414,400	1,232,609
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty paid	CLP	-	45,687
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Shareholders of subsidiary	Purchase of products	CLP	15,707	6,400
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Joint venture subsidiary	Marketing services	CLP	24,694	22,810
90.160.000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	2,928
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	63,212	158,744
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Discount of transport	CLP	-	11,883
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	2,015,613	2,801,544
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholders of subsidiary	Purchase of products	CLP	1,195,665	1,116,372
96.798.520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller	Transport service	CLP	17	-
94.058.000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller	Transport service	CLP	193	-
92.048.000-4	Sudamericana Agencias Aéreas y Maritimas S.A.	Chile	(1)	Related to the controller	Transport service	CLP	-	231
96.689.310-9	Transbank S.A.	Chile	(1)	Related to the controller	Commission	CLP	25,911	54
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Collect of customers	CLP	-	37,185
92.236.000-6	Watt´s S.A.	Chile	(1)	Related joint venture	Purchase of products	CLP	13,205	67,315
Total							11,624,218	10,282,312

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Consolidated Statement of Income:

Tax ID	Company	Country of origin	Relationship	Transaction	For the years ended as of December 31,
					2015		2014		2013
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Bebidas Bolivianas S.A.	Bolivia	Associated	Sales of products	209,292	79,531	-	-	-	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Billing services	27,904	(27,904)	95,533	(95,533)	58,343	(58,343)
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Purchase of products	71,107	-	295,899	-	225,145	-
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	Sales of products	-	-	208,932	79,394	244,804	93,026
0-E	Heineken Brouwerijen B.V.	Holanda	Related to the controller	License and technical asssintance	9,331,241	(9,331,241)	6,338,435	(6,338,435)	6,990,715	(6,990,715)
0-E	Heineken Italia Spa	Italia	Related to the controller	Purchase of products	-	-	-	-	40,025	-
0-E	Nestle Waters Argentina S.A.	Argentina	Shareholders of subsidiary	License and technical asssintance	-	-	-	-	1,350	(1,350)
0-E	Nestle Waters S.A.	Italia	Shareholders of subsidiary	Royalty paid	308,527	(308,527)	204,010	(204,010)	155,839	(155,839)
96.956.680-K	Alusa S.A.	Chile	Related to the controller	Purchase of products	2,665,007	-	1,562,351	-	1,427,550	-
97.004.000-5	Banco de Chile	Chile	Related to the controller	Transport service	452,384	(452,384)	356,432	(356,432)	72,005	(72,005)
97.004.000-5	Banco de Chile	Chile	Related to the controller	Sales of products	39,148	25,446	60,472	21,165	30,865	10,803
97.004.000-5	Banco de Chile	Chile	Related to the controller	Derivatives	105,973,453	1,708,487	2,595,060	(1,637)	9,358,500	3,158
97.004.000-5	Banco de Chile	Chile	Related to the controller	Investments	423,550,000	770,364	181,200,794	1,427,444	111,695,000	366,198
97.004.000-5	Banco de Chile	Chile	Related to the controller	Interests	316,411	(316,411)	387,547	(387,547)	258,196	(258,196)
97.004.000-5	Banco de Chile	Chile	Related to the controller	Leasing paid	123,316	(23,901)	224,872	(24,155)	140,033	(24,680)
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Investments	944,450,000	583,333	315,790,000	797,953	205,902,500	368,684
96.571.220-9	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller	Commissions	-	-	-	-	577,994	(577,994)
76.115.132-0	Canal 13 S.P.A.	Chile	Related to the controller	Marketing services	1,554,332	(405,349)	3,318,107	(1,196,948)	4,397,642	(2,078,401)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	36,560	23,764	315,650	126,260	293,194	117,278
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	425,164	(425,164)	389,655	(389,655)	340,706	(340,706)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty charged	-	-	30,694	30,694	47,265	47,265
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	4,776,140	-	3,525,715	-	2,703,252	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Billing services	425,165	425,165	231,038	231,038	205,076	205,076
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Shareholders of subsidiary	Sales of products	405,652	324,522	317,990	254,392	265,054	212,043
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Shareholders of subsidiary	Billing services	77,166	77,166	23,335	23,335	174,871	174,871
77.755.610-K	Comercial Patagona Ltda.	Chile	Joint venture subsidiary	Marketing services	279,401	(279,401)	225,128	(225,128)	208,191	(208,191)
77.755.610-K	Comercial Patagona Ltda.	Chile	Joint venture subsidiary	Sales of products	2,679,985	1,098,794	1,410,939	578,485	1,998,700	819,468
79.985.340-K	Cervecera Valdivia S.A.	Chile	Shareholders of subsidiary	Dividends paid	489,942	-	511,172	-	523,063	-
76.029.691-0	Comarca S.A.	Chile	Related subsidiary	Access fee	-	-	-	-	1,313,475	-
90.081.000-8	Compañía Chilena de Fósforo S.A.	Chile	Shareholders of subsidiary	Dividends paid	4,055,034	-	1,637,775	-	1,134,431	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Loan	29,589	5,827	27,681	7,975	26,200	8,092
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Supply contract	74,529	8,487	71,616	11,411	67,784	12,456
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Purchase of grape	6,226,156	-	5,027,758	-	8,251,401	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Dividends paid	791,836	-	617,964	-	774,087	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Billing services	181,437	181,437	-	-	-	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholders of subsidiary	Sales of products	8,071	6,457	-	-	-	-
89.602.300-4	Csav Austral Spa	Chile	Related to the controller	Transport service	122,991	(122,991)	81,743	(81,743)	-	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Related subsidiary	Remaining amount of shares	-	-	-	-	1,529,715	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Interests	287,243	287,243	363,945	363,945	334,899	334,899
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittance send	27,189,651	-	31,144,541	-	22,938,115	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Remittances received	33,298,001	-	31,367,766	-	24,353,351	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Billing services	7,633,582	7,633,582	6,990,442	6,990,442	4,901,800	4,901,800
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	30,209	-	430,381	(430,381)	345,267	(345,267)
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	24,067,498	-	23,303,360	-	13,523,940	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Sales of products	13,540	6,223	15,097	9,511	16,926	12,981
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Shareholders of subsidiary	Billing services	-	-	17,172	-	60,053	-
92.011.000-2	Empresa Nacional de Energia Enex S.A.	Chile	Related to the controller	Billing services	170,878	(170,878)	-	-	-	-
76.313.970-0	Inversiones Irsa LTDA.	Chile	Controller	Billing services	4,089,832	-	-	-	-	-
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholders of subsidiary	Purchase of products	3,161,063	-	7,147,674	-	-	-
96.657.690-7	Inversiones Punta Brava S.A.	Chile	Related to the controller	Sales of products	1,587	1,270	-	-	-	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Billing services	31,777,378	-	32,701,972	-	35,285,513	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Office rental	11,006	11,006	10,539	10,539	10,174	10,174
90.703.000-8	Nestle Chile S.A.	Chile	Shareholders of subsidiary	Billing services	2,704,376	-	2,581,736	-	2,442,310	-
78.780.780-1	Operaciones y Servicios Enex LTDA.	Chile	Related to the controller	Sales of products	328,256	262,605	-	-	-	-
91.705.000-7	Quiñenco S.A.	Chile	Shareholder controller	Sales of products	14,509	11,607	-	-	-	-
79.903.790-4	Soc. Agrícola y Ganadera Río Negro Ltda.	Chile	Related to the controller	Purchase of products	-	-	-	-	162,772	-
96.689.310-9	Transbank S.A.	Chile	Related to the controller	Commission	45,756	(45,756)	26,585	(26,585)	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Billing services	50,787	50,787	64,321	64,321	47,440	47,440
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Sales of fixed assets	-	-	15,306	15,306	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 10, 2013, being elected Messrs. Andrónico Luksic Craig, Pablo Granifo Lavín, Carlos Molina Solís, John Nicolson, Manuel José Noguera Eyzaguirre, Philippe Pasquet, Francisco Pérez Mackenna, Jorge Luis Ramos Santos and Vittorio Corbo Lioi, who is independent, according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held on April 10, 2013. At the same meeting, and according to article 50 bis of Law N° 18,046, the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Pérez, Pasquet and Corbo. Additionally, Messrs. Corbo and Pasquet were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules (the “SoX Regulation”). The Board of Directors also resolved that Directors Messrs. Pérez and Ramos shall participate in the Audit Committee´s meetings as observers.

Due to the resignation of Mr. Manuel José Noguera Eyzaguirre and Philippe Pasquet to their position as director of the Company, both effective as of June 30, 2015, at the Board of Directors Meeting held on July 7, 2015, Messrs. Didier Debrosse and Rodrigo Hinzpeter Kirberg were appointed as Directors, until the next Ordinary Shareholders´ Meeting, as permitted by Article 32 of Law N°18,046.

Furthermore, at that same Board meeting, the independent Director Mr. Vittorio Corbo Lioi appointed Director Mr. Jorge Luis Ramos Santos as a member of the Directors Committee, in place of Mr. Philippe Pasquet, as required by art. 50 bis of Law N°18,046 and Regulation N°1956 of 2009 of the Superintendencia de Valores y Seguros (“SVS”). Therefore the Directors Committee is currently composed by Messrs. Vittorio Corbo Lioi, Francisco Pérez and Jorge Luis Ramos Santos.

Director Jorge Luis Ramos Santos was appointed at the June 7, 2015 Board of Directors´ meeting, as a member of the Audit Committee, in place of  Mr. Pasquet. Also at the same meeting, Director Carlos Molina Solis was appointed as an observer of the Audit Committee. Therefore, the Audit Committee is currently composed by the Directors. Vittorio Corbo Lioi and Jorge Luis Ramos Santos, who met the independence requirements as set out in the SOX Regulation, and Directors. Francisco Pérez Mackenna and Carlos Molina Solis participate in the Audit Committee’s meetings on an observer status.

As agreed to at the Ordinary Shareholders´ Meeting held on April 15, 2015, the Directors’ remuneration for their attendance at each meeting was fixed in UF 100 per Director, and UF 200 for the Chairman, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2015. If the distributed dividends exceed 50% of the net profits, the Board of Directors’ variable remuneration shall be calculated over a maximum 50% of such profits.

Those Directors that are members of the Directors Committee receive a remuneration of UF 34 for each meeting they attend, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a Director is entitled to, pursuant to article 50 bis of Law Nº 18,046 and Regulation N° 1956 of the SVS. Directors that are members of the Audit Committee receive a monthly remuneration of UF 25.

According to the above, as of December 31, 2015, the Directors received ThCh$ 2,657,132 (ThCh$ 2,746,921 in 2014 and ThCh$ 2,461,403 in 2013) in per diems and shares. In addition, ThCh$ 141,283 (ThCh$ 117,342 in 2014 and ThCh$ 109,981 in 2013) were paid in compensation for gains sharing to the main executives of the Parent Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The following is the total remuneration received by the top officers of the Parent Company during the years ended as of December 31, 2015 and 2014:

	For the years ended as of December 31,
	2015	2014
	ThCh$	ThCh$
Salaries	6,441,196	5,212,395
Employees’ short-term benefits	1,897,823	2,620,769
Employments termination benefits	331,022	3,107,575
Total	8,670,041	10,940,739

The Company grants annual discretionary and variable bonuses to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals and depending on the year results.

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Finished products	50,873,881	56,873,874
In process products	1,828,386	1,568,879
Raw material	113,716,967	103,535,487
In transit raw material	3,707,440	553,972
Materials and products	5,926,122	7,602,904
Realizable net value estimate and obsolescence	(1,825,381)	(2,589,518)
Total	174,227,415	167,545,598

The Company wrote off a total of ThCh$ 2,057,246, ThCh$ 1,033,337 and ThCh$ 1,495,381 relating to inventory shrinkage and obsolescence for the year ended December 31, 2015, 2014 and 2013, respectively.

Additionally, an estimate for obsolescence inventories include amounts related to low turnover, technical obsolescence and product recalls from the market.

Movement of Realizable net value and obsolescence estimate is as follows:

	As of December 31, 2015	As of December 31, 2014

	ThCh$	ThCh$
Initial balance	(2,589,518)	(1,286,695)
Inventories write-down estimation	(1,469,233)	(2,682,310)
Inventories recognised as an expense	2,057,704	1,369,096
Business combination effect	175,666	10,391
Total	(1,825,381)	(2,589,518)

As of December 31, 2015 and 2014, the Company does not have any inventory pledged as guarantee against financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 18 Biological current assets

The Company recorded under Biological current assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of Biological current assets is described in Note 2.10.

The movement of Biological current assets were as follows:

Total
ThCh$
As of January 1, 2014
Historic cost	6,130,652
Book Value	6,130,652

As of December 31, 2014
Additions	16,886,294
Decreases due to the harvest	(15,383,355)
Book Value	7,633,591

As of December 31, 2014
Historic cost	7,633,591
Book Value	7,633,591

As of December 31, 2015
Additions	18,192,939
Decreases due to the harvest	(18,193,190)
Book Value	7,633,340

As of December 31, 2015
Historic cost	7,633,340
Book Value	7,633,340

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 19   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Insurance paid	3,512,317	2,841,121
Advertising	7,474,579	7,885,301
Advances to suppliers	7,438,102	9,098,153
Guarantees paid	328,242	318,105
Consumables	526,645	453,548
Dividends receivable	150,343	36,044
Recoverable taxes (1)	1,303,925	1,610,979
Stock rights (2)	21,846,500	-
Other	2,141,174	2,144,091
Total	44,721,827	24,387,342
Current	17,654,373	18,558,445
Non current	27,067,454	5,828,897
Total	44,721,827	24,387,342

(1) Correspond to a minimum presumed income tax and an exporter credit of the subsidiaries in Argentine.

(2) See Note 1.

Note 20 Investments accounted for by the equity method

Joint ventures and Associates

As of December 31, 2015 and 2014, the Company recorded investments qualifying as joint venture and associates.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	5,043,071	4,957,494
Foods Compañía de Alimentos CCU S.A. (2)	11,582,085	12,837,774
Bebidas Bolivianas S.A. (3)	14,276,937	12,757,874
Central Cervecera de Colombia S.A.S. (4)	18,718,832	1,445,478
Other companies	374,338	-
Total	49,995,263	31,998,620

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Bebidas Bolivianas S.A.	9,581,614	8,186,271
Total	11,476,384	10,081,041

The results accrued in joint ventures and associates are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	247,180	157,836	221,662
Foods Compañía de Alimentos CCU S.A.	(1,251,392)	(16,476)	87,100
Bebidas Bolivianas S.A.	(1,557,886)	(1,039,967)	-
Central Cervecera de Colombia S.A.S.	(2,668,179)	-	-
Other companies	2,142	-	-
Total	(5,228,135)	(898,607)	308,762

Changes in investments in joint ventures and associates during such periods are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Balance at the beginning of year	31,998,620	17,563,028
Business combination effect	23,387,006	15,222,363
Participation in the joint ventures and associates (losses)	(5,228,135)	(898,607)
Dividends received	(150,343)	(39,096)
Other changes	(11,885)	150,932
Total	49,995,263	31,998,620

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

A closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU S.A.

A closed stock company devoted to the production and marketing of food products such as like cookies and other baked goods, caramels, candy and cereal, among others.

On November 26, 2015, Foods signed an agreement of sale with Empresas Carozzi S.A., under which the first sold to the second machinery, equipment and brands related to products marketed under the brands Natur and Calaf. The amount of this transaction was ThCh$ 14,931,000 and CCU recognized a net loss after taxes for an amount of ThCh$ 1,034,638, corresponding to their participation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(3) Bebidas Bolivianas S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas S.A. a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities. The amount of this transaction was ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of USD 2,720,000 (equivalents to ThCh$ 1,921,244).

(4) Central Cervecera de Colombia S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt. The Parties will invest in the Company an approximate amount of US$ 400,000,000, following a gradual investment plan conditioned to the fulfillment of certain milestones. At the date of issuance of these consolidated financial statements CCU Inversiones II Limitada paid US$ 33,901,562.11 (US$ 2,411,019.21 in 2014). The partnership involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The summarized financial information of these companies as of December 31, 2015 and 2014, appears in detail in Note 7.

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2015.

The figures for each entity 100% of each in summary form are as follows:

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Joint Ventures	Associated	Joint Ventures	Associated	Joint Ventures
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	59,187,508	18,310,272	46,399,652	8,470,716	31,261,730
Operating result	(6,796,020)	(4,039,249)	212,503	(2,882,721)	238,819
Net income for year	(6,803,143)	(4,573,734)	(392,427)	(2,920,431)	620,549
Depreciation and amortization	(1,998,935)	(534,485)	(1,936,455)	1,091,414	(1,416,740)
Current assets	57,908,034	9,326,003	15,625,609	6,987,602	13,610,219
Non-current assets	29,453,402	31,393,842	39,076,178	17,664,655	32,411,942
Current liabilities	6,233,586	6,086,146	17,550,702	4,467,768	13,385,478
Non-current liabilities	3,720,129	9,494,421	2,725,097	5,244,421	1,285,096

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 21   Intangible assets other than goodwill

The intangible assets movement during the years ended as of December 31, 2014 and 2015 was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	56,088,048	19,199,598	925,356	1,024,457	77,237,459
Accumulated amortization	-	(12,639,953)	-	(563,575)	(13,203,528)
Book Value	56,088,048	6,559,645	925,356	460,882	64,033,931

As of December 31, 2014
Additions	-	2,292,555	988,783	21,933	3,303,271
Additions by business combination (1)	3,658,167	-	-	568,666	4,226,833
Amortization of the year	-	(1,718,514)	-	(45,718)	(1,764,232)
Effect of conversion amortization	-	79,405	-	7,512	86,917
Conversion effect	(1,025,947)	(141,556)	-	(62,322)	(1,229,825)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2014
Historic cost	58,720,268	21,353,252	1,914,139	1,046,487	83,034,146
Accumulated amortization	-	(14,281,717)	-	(95,534)	(14,377,251)
Book Value	58,720,268	7,071,535	1,914,139	950,953	68,656,895

As of December 31, 2015
Additions	-	3,160,435	-	104,739	3,265,174
Transfers (2)	(3,266,332)	-	-	-	(3,266,332)
Divestitures (amortization)	-	3,748	-	-	3,748
Divestitures (cost)	-	(3,748)	-	-	(3,748)
Amortization of the year	-	(1,814,784)	-	(126,877)	(1,941,661)
Effect of conversion amortization	-	164,652	-	22,210	186,862
Conversion effect	(2,235,479)	(297,814)	-	(247,219)	(2,780,512)
Book Value	53,218,457	8,284,024	1,914,139	703,806	64,120,426

As of December 31, 2015
Historic cost	53,218,457	24,212,125	1,914,139	904,006	80,248,727
Accumulated amortization	-	(15,928,101)	-	(200,200)	(16,128,301)
Book Value	53,218,457	8,284,024	1,914,139	703,806	64,120,426

(1) See Note 8 – Business Combinations

(2) See Note 25 – Assets of disposal group held for sale

There are no restriction or any pledge against on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The detail of the Trademarks appears below:

Segment	Cash Generating Unit	As of December 31, 2015	As of December 31, 2014
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	19,280,007	19,280,007
	Compañía Pisquera de Chile S.A.	1,363,782	4,630,114
	Compañía Cerveceria Kunstmann S.A.	286,518	286,518
	Sub-Total	20,930,307	24,196,639
International Business	CCU Argentina S.A. and subsidiaries	6,171,061	8,040,335
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,932,762	3,079,360
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,440,608	3,658,167
	Sub-Total	12,544,431	14,777,862
Wines	Viña San Pedro Tarapacá S.A.	19,743,719	19,745,767
	Sub-Total	19,743,719	19,745,767
Total		53,218,457	58,720,268

Management has not identified any evidence of impairment of intangible assets. Respect to trademarks with indefinite useful life, used the same methodology which is designated in Note 22.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 22 Goodwill

The goodwill movements during the years ended as of December 31, 2015 and 2014 was as follows:

Goodwill
ThCh$
As of January 1, 2014
Historic cost	81,872,847
Book Value	81,872,847

As of December 31, 2014
Additions through business combination (1)	5,566,003
Conversion effect	(658,947)
Book Value	86,779,903

As of December 31, 2014
Historic cost	86,779,903
Book Value	86,779,903

As of December 31, 2015
Transfers (2)	(2,856,245)
Conversion effect	(623,085)
Book Value	83,300,573

As of December 31, 2015
Historic cost	83,300,573
Book Value	83,300,573

(1) See Note 8 – Business Combinations

(2) See Note 25 – Assets of disposal group held for sale

There are no restrictions or pledges against on goodwill.

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2015	As of December 31, 2014
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	9,083,766	9,083,766
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	12,664,795
	Los Huemules S.R.L.	47,443	47,443
	Sub-Total	27,819,004	30,675,249
International Business	CCU Argentina S.A. and subsidiaries	8,864,697	11,557,934
	Marzurel S.A., Coralina S.A. and Milotur S.A.	7,701,975	6,580,451
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	6,514,631	5,566,003
	Sub-Total	23,081,303	23,704,388
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
	Sub-Total	32,400,266	32,400,266
Total		83,300,573	86,779,903

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term and with an average grown-rate of 3%. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The pre-tax discount rates used range from a 9.6% to 13.3%. Given the materiality of the amounts involved, it was not considered relevant to describe additional information in this Note. A reasonable change in assumptions would not result in an impairment to goodwill.

As December 31, 2015, the Company has not identified any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 23 Property, plant and equipment

The movement of Property, plant and equipment is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction and vines under formation	Furniture, accesories and vehicles	Assets under finance lease	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	453,487,502	349,828,341	161,171,871	97,514,125	89,374,472	46,791,929	16,605,170	28,664,297	1,243,437,707
Accumulated depreciation	(123,108,099)	(218,430,772)	(85,972,361)	(68,502,303)	-	(33,715,569)	(2,240,127)	(12,812,047)	(544,781,278)
Book Value	330,379,403	131,397,569	75,199,510	29,011,822	89,374,472	13,076,360	14,365,043	15,852,250	698,656,429

As of December 31, 2014
Additions	-	-	-	-	212,498,423	-	-	-	212,498,423
Additions of historic cost by business combintation	10,427,012	12,835,099	-	3,418,895	36,673	1,183,127	-	-	27,900,806
Additions of acumulated depreciation by business combination	(1,389,726)	(7,479,822)	-	(1,432,178)	-	(976,481)	-	-	(11,278,207)
Transfers	100,881,784	36,903,635	31,891,992	16,780,869	(198,536,632)	10,054,122	214,720	1,809,510	-
Conversion effect historic cost	(3,282,317)	(4,921,609)	(4,702,605)	(1,528,664)	(318,097)	(230,044)	-	(20,437)	(15,003,773)
Write off (cost)	(1,209,647)	(1,572,892)	(806,633)	(869,736)	-	(1,107,114)	(4,543)	(415,903)	(5,986,468)
Write off (depreciation)	1,662	1,413,756	788,331	868,292	-	880,419	2,310	231,641	4,186,411
Capitalized interests	189,738	888,636	-	-	(68,078)	-	-	-	1,010,296
Depreciation	(13,108,407)	(17,346,363)	(18,438,461)	(7,772,824)	-	(5,888,407)	(435,795)	(1,179,010)	(64,169,267)
Conversion effect depreciation	360,239	1,784,979	1,700,078	850,194	-	184,539	-	42,677	4,922,706
Others increase (decreased)	(1,577,324)	1,465,411	2,208,005	(643,234)	(567,720)	28,620	(392,983)	-	520,775
Transfers to Investment Property (cost)	(534,384)	-	-	-	(559,440)	-	-	-	(1,093,824)
Transfers to Investment Property (depreciation)	12,590	-	-	-	-	-	-	-	12,590
Divestitures (cost)	(912,917)	(8,793,380)	(751,727)	(2,887,307)	-	(525,145)	(7,538)	-	(13,878,014)
Divestitures (depreciation)	424,428	8,619,785	694,205	2,761,160	-	451,775	5,406	-	12,956,759
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2014
Historic cost	557,500,819	388,454,274	189,538,674	111,860,840	101,859,601	56,290,001	16,367,167	30,037,467	1,451,908,843
Accumulated depreciation	(136,838,685)	(233,259,470)	(101,755,979)	(73,303,551)	-	(39,158,230)	(2,620,547)	(13,716,739)	(600,653,201)
Book Value	420,662,134	155,194,804	87,782,695	38,557,289	101,859,601	17,131,771	13,746,620	16,320,728	851,255,642

As of December 31, 2015
Additions	-	-	-	-	123,581,249	-	-	-	123,581,249
Transfers	24,332,658	53,855,456	21,539,178	12,777,031	(121,954,867)	8,596,245	8,750	845,549	-
Conversion effect historic cost	(6,736,100)	(10,797,668)	(11,546,968)	(4,002,063)	(460,019)	(511,782)	(2,578)	(180,003)	(34,237,181)
Write off (cost)	(747,359)	(289,708)	(3,742,613)	(1,918,945)	-	(1,156,594)	(18,734)	-	(7,873,953)
Write off (depreciation)	394,898	184,171	3,456,971	1,909,228	-	636,696	12,858	-	6,594,822
Capitalized interests	579,382	1,434,338	-	-	(926,744)	-	-	-	1,086,976
Depreciation	(16,319,675)	(23,241,987)	(20,568,254)	(9,738,483)	-	(6,504,278)	(290,871)	(1,009,087)	(77,672,635)
Conversion effect depreciation	828,924	4,905,696	5,480,844	2,894,015	-	353,900	256	81,519	14,545,154
Others increase (decreased)	(314,605)	(1,065,596)	783,920	226,420	(4,709)	150,953	(23,262)	-	(246,879)
Divestitures (cost)	(416,892)	(1,536,631)	(11,721,918)	(1,758,026)	-	(1,512,864)	(283)	(1,063,451)	(18,010,065)
Divestitures (depreciation)	489,274	1,193,606	10,980,342	1,624,423	-	965,423	165	629,647	15,882,880
Transfers to assets held for sale (cost)	(2,682,692)	-	-	-	-	-	-	-	(2,682,692)
Transfers to assets held for sale (depreciation)	443,892	-	-	-	-	-	-	-	443,892
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

As of December 31, 2015
Historic cost	569,642,008	428,398,944	185,024,437	117,920,217	102,094,511	60,844,400	16,447,490	29,639,562	1,510,011,569
Accumulated depreciation	(149,128,169)	(248,562,463)	(102,580,240)	(77,349,328)	-	(42,694,930)	(3,014,569)	(14,014,660)	(637,344,359)
Book Value	420,513,839	179,836,481	82,444,197	40,570,889	102,094,511	18,149,470	13,432,921	15,624,902	872,667,210

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The balance of the land at the end of each year is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	227,849,584	228,846,045
Total	227,849,584	228,846,045

Capitalized interest as of December 31, 2015, amounted to ThCh$ 1,086,976 (ThCh$ 1,010,296 in 2014), using an annually capitalization rate of 4.17% for both years.

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2015, the Company maintained approximately 4,245, of which 3,967 hectares are for vines in production stage. Of the total hectares mentioned above, 3,648 correspond to own land and 319 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2015, the production plant vines yield approximately 60.1 million kilos of grapes (42.5 million kilos of grapes in 2014).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

For production vines depreciation is carried out on a linear basis and it is based on the 30-years average estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to the impairment losses of property, plant and equipment, the administration has not perceived evidence of impairment with respect to these at December 31, 2015.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the Parent Company and its subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	4,511,623	4,511,623
Buildings	9,333,443	9,449,575
Machinery and equipment	1,061,907	1,352,085
Total	14,906,973	15,313,283

In Note 27, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at CCU S.A., Compañía Cervecera Kunstmann S.A. and Manantial S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 24 Investment Property

Changes in the movement of the investment property during the years ended as of December 31, 2014 and 2015 is as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2014
Historic cost	5,590,369	1,964,783	7,555,152
Depreciation	-	(653,691)	(653,691)
Book Value	5,590,369	1,311,092	6,901,461

As of December 31, 2014
Additions	275,001	-	275,001
Transfers from PPE (Cost)	243,505	850,319	1,093,824
Transfers from PPE (acumulated depreciation)	-	(12,590)	(12,590)
Depreciation	-	(65,208)	(65,208)
Convertion effect (Cost)	(248,418)	(39,897)	(288,315)
Conversion effect (depreciation)	-	13,440	13,440
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2014
Historic cost	5,860,457	2,775,205	8,635,662
Depreciation	-	(718,049)	(718,049)
Book Value	5,860,457	2,057,156	7,917,613

As of December 31, 2015
Additions	-	4,148	4,148
Transfers from PPE (cost)	(275,000)	-	(275,000)
Depreciation	-	(60,450)	(60,450)
Convertion effect (Cost)	(488,315)	(291,926)	(780,241)
Conversion effect (depreciation)	-	31,932	31,932
Book Value	5,097,142	1,740,860	6,838,002

As of December 31, 2015
Historic cost	5,097,142	2,487,425	7,584,567
Depreciation	-	(746,565)	(746,565)
Book Value	5,097,142	1,740,860	6,838,002

Investment property includes twenty land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one land property, two offices and one apartment of them being leased and generating ThCh$ 172,243 revenue during year 2015 (ThCh$ 153,283 in 2014 and ThCh$110,333 in 2013). Additionally, there are three land properties in Argentina, which are leased and generated an income for ThCh$ 127,093 for year 2015 (ThCh$ 117,661 in 2014 and ThCh$ 134,103 in 2013). In addition, the expenses associated with such investment properties amounted to ThCh$ 120,340 for the year ended as of December 31, 2015 (ThCh$ 190,670 in 2014 and ThCh$ 161,915 in 2013).

The fair value, of investment property that represent 90% of the book value, is ThCh$ 18,365,934.

Management has not detected any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 25 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. (merged with Finca la Celia S.A. as of April 1, 2011) authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets.

During December 2014, the subsidiary Sidra La Victoria S.A. authorized the sale of property located in Cipolletti city, Provincia de Río Negro, Argentina. During November 2015 this property was sold and a gain before tax of ThCh$ 1,977,432 was recognize.

During September 2015, the subsidiary Saenz Briones S.A. authorized the sale of property located in Luján de Cuyo city, Provincia de Mendoza, Argentina.

Besides, during 2015, the subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A.) authorized the sale of certanis fixed asstes located in Rengo city, Provincia de Cachapoal, Sexta Región.

On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015).

Previously, in October 2015, the Board Director of CPCh agreed to order the Administration to obtain an agreement with Agroproductos Bauzá in terms which were reflected in the before mentioned transaction. The consequence the aforementioned was CPCh recorded a provision before taxes for an amount of ThCh$ 1,401,253, charged to the result for the year 2015. This amount is presented under Other gains/losses in the Consolidated Statement of Income.

As described in Note 2.18, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2015.

At December 31, 2015 and 2014, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Land	1,855,980	196,818
Contructions	544,863	467,833
Machinery	74,109	94,109
Joint agreement (Trade surplus , net of deferred taxes)	3,844,364	-
Total	6,319,316	758,760

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 26 Income taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Refundable tax previous year	1,773,573	658,744
Taxes under claim	3,661,253	2,808,110
Argentinean tax credits	3,756,333	3,910,500
Monthly provisions	4,592,593	9,394,028
Payment of absorbed profit provision	33,276	975,477
Other credits	1,447,192	1,666,555
Total	15,264,220	19,413,414

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Chilean income taxes	7,689,139	6,718,638
Monthly provisional payments	3,488,085	4,113,611
Chilean unique taxes	224,045	48,810
Estimated Argentine minimum gain subsidiaries taxes	796,755	816,076
Total	12,198,024	11,697,135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2015, 2014 and 2013, is as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	(454,933)	992,342	101,216
Prior year adjustments	3,204,656	4,763,242	7,857,107
Effect of change in tax rates	(1,066,964)	(1) (14,520,287)	-
Tax benefits (loss)	248,559	527,447	(2,225,971)
Total deferred tax expense (1)	1,931,318	(8,237,256)	5,732,352
Current tax expense	(48,168,474)	(34,522,795)	(35,137,106)
Prior period adjustments	(3,877,360)	(3,913,449)	(5,300,153)
(Loss) Income from income tax	(50,114,516)	(46,673,500)	(34,704,907)

(1)   On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.  The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”. The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

      The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of ThCh$ 1,359,437 against income in 2014.

      The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780, has been accounted against to Net income. As of December 31, 2014, the total effect registered against the Net income was an amount of ThCh$ 14,520,287.

The deferred taxes related to items charged or credited directly to Consolidated Statement of Comprehensive Income are as follows:

	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(17,563)	39,470	(51,304)
Actuarial gains and losses deriving from defined benefit plans	314,541	501,689	105,151
Charge to equity	296,978	541,159	53,847

Effective Rate

The Company’s income tax expense as of December 31, 2015, 2014 and 2013 represents 26.4%, 27.9% and 20.7%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2015		2014		2013
	ThCh$	Tax rate %	ThCh$	Tax rate %	ThCh$	Tax rate %
Income before taxes	190,640,106	-	167,465,421	-	167,609,458	-
Income tax using the statutory rate	(42,894,024)	22.5	(35,167,738)	21.0	(33,521,892)	20.0
Adjustments to reach the effective rate
Tax effect of permanent differences and non-taxable items, net	(3,202,337)	1.7	(70,944)	0.1	(1,307,033)	0.7
Effect of change in tax rate	(1,066,964)	0.6	(14,520,287)	8.6	-	-
Effect of tax rates abroad	(2,278,489)	1.2	2,235,676	(1.3)	(2,432,936)	1.5
Prior year adjustments	(672,702)	0.4	849,793	(0.5)	2,556,954	(1.5)
Income tax, as reported	(50,114,516)	26.4	(46,673,500)	27.9	(34,704,907)	20.7

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	712,135	721,772
Employee benefits and other non taxable expenses	10,402,580	7,984,756
Inventory impairment provision	894,231	886,694
Severance indemnity	5,044,560	4,592,647
Inventory valuation	1,060,489	1,143,039
Amortization of intangibles	1,785,174	1,021,992
Other assets	8,927,120	8,401,374
Tax loss carryforwards	5,703,304	5,454,745
Total assets from deferred taxes	34,529,593	30,207,019

Deferred taxes liabilities
Fixed assets depreciation	39,673,300	36,618,758
Capitalized software expense	1,852,161	1,694,859
Agricultural operation expense	4,348,021	3,493,499
Manufacturing indirect activation costs	3,867,574	3,777,813
Intangibles	8,654,342	10,524,509
Land	28,756,600	30,479,610
Other liabilities	994,965	929,652
Total liabilities from deferred taxes	88,146,963	87,518,700
Total	(53,617,370)	(57,311,681)

No deferred taxes have been recorded for the temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Movement of deferred taxes	Deferred Taxes ThCh$
As of January 1, 2014	(48,508,053)
Deferred taxes for business combination	(461,566)
Deferred Tax Losses Tax absorption	(968,195)
Charge to income tax deferred	(8,237,257)
Conversion effect	84,862
Deferred taxes against equity	541,159
Other deferred movements taxes	237,369
Charge	(8,803,628)
As of December 31, 2014	(57,311,681)

As of January 1, 2015
Deferred taxes for joint operation	881,910
Deferred taxes from tax loss carry forwards absortion	(33,276)
Credit to income tax deferred	1,931,318
Conversion effect	503,187
Deferred taxes against equity	296,978
Other deferred movements taxes	114,194
Credit	3,694,311
As of December 31, 2015	(53,617,370)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 27 Other financial liabilities

Debts and financial liabilities classified based on the type of obligation and their classifications in the consolidated balance sheet are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Bank borrowings (*)	76,050,091	95,822,149
Bonds payable (*)	74,508,233	73,937,639
Financial leases obligations (*)	17,559,874	17,392,945
Deposits for return of bottles and containers	12,503,170	11,787,424
Derivatives (**)	171,470	684,317
Liability coverage (**)	107,698	228,376
Total	180,900,536	199,852,850
Current	43,973,991	65,318,293
Non current	136,926,545	134,534,557
Total	180,900,536	199,852,850

(*)  See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The maturities and interest rates of such obligations are as follows:

As of December 31, 2015:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	USD	-	128,459	-	-	-	128,459	At maturity	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	272,706	-	-	-	-	272,706	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	106,222	-	-	-	-	106,222	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	420,665	-	-	-	-	420,665	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	1,857	7,389	3,095	-	-	12,341	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	506,450	-	-	-	-	506,450	At maturity	27.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	151,260	-	-	-	-	151,260	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	-	486,804	-	-	-	486,804	At maturity	29.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	405,927	-	-	-	-	405,927	At maturity	25.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco BBVA	Argentina	$ARG	535,283	-	-	-	-	535,283	At maturity	29.50
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.004.000-5	Banco de Chile	Chile	USD	28,782	3,150,341	-	-	-	3,179,123	At maturity	1.92
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	66,496	7,101,600	-	-	-	7,168,096	At maturity	1.90
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	-	56,243	-	9,739,054	-	9,795,297	At maturity	2.70
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.018.000-1	Scotiabank	Chile	USD	-	2,977	5,590,024	-	-	5,593,001	At maturity	1.15
99.586.280-8	Compañía Pisquera de Chile S.A	Chile	97.030.000-7	Banco Estado	Chile	CLP	449,879	-	15,978,778	-	-	16,428,657	At maturity	6.86
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	15,123	46,470	109,544	-	-	171,137	Monthly	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	8,529	26,304	75,692	16,855	-	127,380	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,004	21,588	12,375	-	-	40,967	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	13,500	40,500	108,000	72,000	-	234,000	Monthly	6.00
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	88,668	-	-	164,668	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	32,667	-	200,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	22,500	67,500	180,000	112,500	-	382,500	Monthly	5.76
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	23,690	56,839	-	-	-	80,529	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,704	23,532	68,516	50,621	-	150,373	Monthly	6.12
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	200,000	-	-	-	-	200,000	At maturity	5.26
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	254,313	-	-	-	-	254,313	At maturity	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	35,843	36,436	-	-	-	72,279	Monthly	7.56
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	150,000	-	-	-	150,000	Monthly	5.40
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	255,510	-	-	-	255,510	At maturity	4.22
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	18,029	55,418	158,974	138,117	-	370,538	Monthly	5.02
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	25,991	71,036	-	-	-	97,027	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Banco Itaú	Uruguay	UYI	-	344,850	1,701,800	-	-	2,046,650	Monthly	6.00
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	515,083	-	-	-	515,083	At maturity	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	618,100	-	-	-	618,100	At maturity	4.34
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	-	1,030,538	-	-	-	1,030,538	At maturity	4.38
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	USD	7,229	453,561	-	-	-	460,790	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	180,724	555,208	1,589,858	1,378,183	-	3,703,973	Monthly	5.02
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	CLP	-	1,028,447	-	-	-	1,028,447	At maturity	4.08
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	345,777	927,294	2,472,784	1,236,392	-	4,982,247	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	173,166	392,114	697,088	-	-	1,262,368	Monthly	25.19
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	560,011	1,633,640	1,089,584	-	-	3,283,235	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	$ARG	1,272,502	1,815,157	5,446,285	-	-	8,533,944	Quarter	29.40
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	44,130	136,150	75,639	-	-	255,919	Monthly	15.25
0-E	Saenz Briones & Cía SAIC	Argentina	0-E	Banco Citibank	Argentina	$ARG	65,596	121,022	-	-	-	186,618	Monthly	15.25
Sub-Total							6,259,888	21,455,110	35,558,704	12,776,389	-	76,050,091

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

						Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Registration or ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	388 18/10/2004 BONO SERIE E	Chile	UF	-	2,539,921	4,953,915	5,095,419	10,251,636	22,840,891	Semiannual	4.00
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	615,318	-	-	2,252,581	48,799,443	51,667,342	Semiannual	4.25
Sub-Total						615,318	2,539,921	4,953,915	7,348,000	59,051,079	74,508,233

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Banco Supervielle	Argentina	$ARG	1,267	3,900	6,147	-	-	11,314	Monthly	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	5,371	16,386	9,292	-	-	31,049	Monthly	5.06
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	10,764	16,845	13,524	-	-	41,133	Monthly	9.31
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	21,598	25,628	12,867	-	-	60,093	Monthly	6.81
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	12,499	38,806	113,757	225,991	16,628,473	17,019,526	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	42,822	23,183	12,799	-	-	78,804	Monthly	5.58
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	Banco Estado	Chile	UF	23,716	72,672	196,552	-	-	292,940	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,455	4,504	13,097	5,959	-	25,015	Monthly	6.27
Sub-Total							119,492	201,924	378,035	231,950	16,628,473	17,559,874

Total							6,994,698	24,196,955	40,890,654	20,356,339	75,679,552	168,118,198

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Interest Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2014:

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
0-E	Finca La Celia S.A	Argentina	O-E	Santader RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Santader RIO	Argentina	USD	338,173	-	-	-	-	338,173	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	73,057	-	-	-	73,057	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	79,145	-	-	-	79,145	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	76,101	-	-	-	76,101	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	USD	-	75,844	-	-	-	75,844	At maturity	4.00
0-E	Finca La Celia S.A	Argentina	O-E	Fondo para la Transformación y Crec.	Argentina	$ARG	-	2,114	-	-	-	2,114	Semiannual	6.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	581,393	-	-	-	-	581,393	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	569,746	-	-	-	-	569,746	At maturity	30.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	327,034	-	-	-	-	327,034	At maturity	28.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	174,129	-	-	-	-	174,129	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	3,725	13,226	13,708	-	-	30,659	Quarter	15.25
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	131,476	-	-	-	-	131,476	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,640	-	-	-	-	29,640	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	177,838	-	-	-	-	177,838	At maturity	26.50
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco San Juan	Argentina	$ARG	29,711	-	-	-	-	29,711	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	BBVA	Argentina	$ARG	402,311	-	-	-	-	402,311	At maturity	28.00
0-E	Finca La Celia S.A	Argentina	O-E	Banco Patagonia	Argentina	$ARG	43,659	-	-	-	-	43,659	At maturity	24.00
91.041.000-8	Viña San Pedro Tarapaca S.A. (1)	Chile	97.004.000-5	Banco de Chile	Chile	USD	23,097	-	2,691,604	-	-	2,714,701	At maturity	1.79
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.004.000-5	Banco de Chile	Chile	USD	53,348	-	6,067,500	-	-	6,120,848	At maturity	1.79
91.041.000-8	Viña San Pedro Tarapaca S.A. (2)	Chile	97.018.000-1	Scotiabank	Chile	USD	1,438	4,854,000	-	-	-	4,855,438	At maturity	1.19
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	EUR	-	4,590,673	-	-	-	4,590,673	At maturity	0.59
91.041.000-8	Viña San Pedro Tarapaca S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	-	54,044	-	9,358,298	-	9,412,342	At maturity	2.70
99.586.280-8	Compañía Pisquera de Chile S.A	Chile	97.030.000-7	Banco Estado	Chile	CLP	448,895	-	15,949,982	-	-	16,398,877	At maturity	6.86
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	14,752	42,394	120,811	48,426	-	226,383	Monthly	4.80
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	7,798	23,813	68,838	53,562	-	154,011	Monthly	5.48
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	6,392	19,613	39,365	-	-	65,370	Monthly	5.36
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	1,654	2,266	-	-	-	3,920	Monthly	9.12
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	19,000	57,000	152,000	12,667	-	240,667	Monthly	7.59
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	14,000	42,000	112,000	88,667	-	256,667	Monthly	5.88
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	9,214	3,107	-	-	-	12,321	Monthly	7.32
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	7,426	17,873	-	-	-	25,299	Monthly	7.56
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	22,178	68,690	80,528	-	-	171,396	Monthly	6.66
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	62,759	192,305	-	-	-	255,064	At maturity	4.38
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	251,734	-	-	-	251,734	Monthly	0.37
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	5,834	14,043	-	-	-	19,877	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	33,596	104,022	72,279	-	-	209,897	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	200,852	-	-	-	200,852	Monthly	0.63
96.711.590-8	Manantial S.A.	Chile	76.645.030-K	Banco Itaú	Chile	CLP	18,792	-	-	-	-	18,792	Monthly	0.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	USD	23,418	69,795	93,672	-	-	186,885	Monthly	5.50
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	601,212	-	-	-	-	601,212	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	357,814	-	-	-	-	357,814	At maturity	1.12
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	138,532	-	-	-	-	138,532	At maturity	17.00
0-E	Milotur S.A.	Uruguay	O-E	Nuevo Banco Comercial	Uruguay	UYU	643,409	-	-	-	-	643,409	At maturity	16.80
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	515,411	-	-	-	515,411	At maturity	4.50
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	-	618,493	-	-	-	618,493	At maturity	4.50
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	-	1,034,167	-	-	-	1,034,167	At maturity	4.92
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.018.000-1	Scotiabank	Chile	USD	2,413	-	387,514	-	-	389,927	At maturity	1.90
96.981.310-6	Compañia Cervecera Kunstmann S.A.	Chile	97.030.000-7	Banco Estado	Chile	CLP	1,303,864	-	-	-	-	1,303,864	At maturity	3.22
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	1,541,623	4,401,173	-	-	-	5,942,796	Quarter	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BNA	Argentina	$ARG	445,789	1,208,180	3,221,814	3,221,813	-	8,097,596	Monthly	15.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Macro	Argentina	$ARG	54,865	177,392	335,073	-	-	567,330	Monthly	15.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	$ARG	690,557	1,418,990	4,257,610	-	-	6,367,157	Quarter	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	$ARG	14,494,421	-	-	-	-	14,494,421	At maturity	26.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Santander Río	Argentina	$ARG	3,063,385	-	-	-	-	3,063,385	At maturity	29.00
0-E	Saenz Briones SA	Argentina	0-E	HSBC	Argentina	$ARG	2,724	-	-	-	-	2,724	At maturity	20.00
0-E	Saenz Briones SA	Argentina	0-E	Banco Citibank	Argentina	$ARG	93,631	236,522	236,522	-	-	566,675	Monthly	15.25
0-E	Saenz Briones SA	Argentina	0-E	Banco Patagonia	Argentina	$ARG	829,136	-	-	-	-	829,136	At maturity	30.00
Sub-Total							28,599,857	20,538,039	33,900,820	12,783,433	-	95,822,149

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

			Registration or ID No. Instrument			Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country		Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
90.413.000-1	CCU S.A	Chile	388 18/10/2014 BONO SERIE E	Chile	UF	-	2,437,294	4,741,076	4,818,518	12,313,550	24,310,438	Semiannual	4.00
90.413.000-1	CCU S.A	Chile	573 23/03/2009 BONO SERIE H	Chile	UF	592,131	-	-	2,149,320	46,885,750	49,627,201	Semiannual	4.25
Sub-Total						592,131	2,437,294	4,741,076	6,967,838	59,199,300	73,937,639

							Undiscounting amounts according to maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Amortization rate	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
0-E	Finca La Celia S.A	Argentina	O-E	Supervielle	Argentina	$ARG	1,475	4,620	11,088	2,466	-	19,649	At maturity	17.50
96.711.590-8	Manantial S.A.	Chile	97.000.600-6	Banco de Creditos e Inversiones	Chile	UF	7,058	15,218	29,841	-	-	52,117	Monthly	0.42
96.711.590-8	Manantial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	UF	20,250	42,944	37,825	-	-	101,019	Monthly	0.50
96.711.590-8	Manantial S.A.	Chile	97.030.000-7	Banco Estado	Chile	UF	12,160	6,585	-	-	-	18,745	Monthly	1.17
96.711.590-8	Manantial S.A.	Chile	97.053.000-2	Banco Security	Chile	UF	31,538	79,780	57,744	-	-	169,062	Monthly	0.55
90.413.000-1	CCU S.A	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A	Chile	UF	22,926	38,773	102,087	117,043	16,135,005	16,415,834	Monthly	7.07
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.004.000-5	Banco de Chile	Chile	UF	38,866	101,818	75,724	-	-	216,408	Monthly	6.43
96.981.310-6	Compañía Cervecera Kunstmann S.A	Chile	97.030.000-7	Banco Estado	Chile	UF	21,843	66,935	189,245	92,241	-	370,264	Monthly	4.33
76.077.848-6	Cervecera Belga de la Patagonia	Chile	97.015.000-5	Banco Santander de Chile	Chile	UF	1,306	4,044	11,760	12,737	-	29,847	Monthly	6.27
Sub-Total							157,422	360,717	515,314	224,487	16,135,005	17,392,945

Total							29,349,410	23,336,050	39,157,210	19,975,758	75,334,305	187,152,733

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap agreement (Note 6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 6.

The effective interest rates of bond obligations are as follows:

Bonds Serie A                                     3.96%

Bonds Serie E                                     4.52%

Bonds Serie H                                    4.26%

Bonds Serie I                                      3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2015		As of December 31, 2014
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	686,276	15,940,220	1,557,305	13,690,987
Chilean Pesos	25,840,175	-	21,537,298	-
Argentine Pesos	17,146,915	4,266,388	42,866,462	-
Unidades de Fomento	102,191,574	-	101,169,041	-
Euros	-	-	4,590,673	-
Uruguayan Pesos	-	-	1,740,967	-
UYI	2,046,650	-	-	-
Total	147,911,590	20,206,608	173,461,746	13,690,987

The terms and conditions of the main interest accruing obligations as of December 31, 2015, were as follows:

A)    Bank Borrowings

Banco Estado – Bank Loans

a) On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco Estado for a total of ThCh$ 16,000,000, for a period of 5 years, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2.5, measured as Total liabilities divided by Equity.

(c)    Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b)   On April 25, 2012, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 500,000, maturing on April 25, 2013. Subsequently this loan was renewed for one year, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 25, 2014 it was renewed for one year, maturing on April 25, 2015.

      On April 24, 2015 it was renewed for one year, maturing on April 27, 2016.

c)   On April 25, 2013, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 600,000, maturing on April 25, 2014. It was renewed for one year, maturing on April 25, 2015. Subsequently this loan was renewed for one year, maturing on April 27, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On April 25, 2014 it was renewed for one year, maturing on April 25, 2015.

      On April 24, 2015 it was renewed for one year, maturing on April 27, 2016.

d)   On April 23, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 3,000,000, maturing on July 19, 2012.

      On July 19, 2012 the previous loan was renewed for a period of 71 days, maturing on September 28, 2012. Subsequently, on the same time this loan was renewed for a period of 84 days, maturing on December 21, 2012. On December 21, 2012, this loan was renewed for 60 days, maturing on February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

This loan accrued interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

On May 24, 2013, this loan was paid.

e)   On July 19, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,000,000, maturing on September 28, 2012. Subsequently this loan was renewed for a period of 84 days, maturing on December 21, 2012. It was renewed for 60 days, maturing in February 19, 2013, renewed again for 94 days, maturing on May 24, 2013.

     This loan accrued a fixed interest at an annual rate. The subsidiary amortized interest and capital amortization consists of a single payment at the end of the established term.

      On May 24, 2013, this loan was paid.

f)    On June 16, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of 6,200,000 euros, maturing on June 16, 2015.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On June 17, 2015, payment of the loan was made.

g)   On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Estado for a total of UF 380,000, maturing on October 15, 2019.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

h)   On December 3, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Estado for a total of ThCh$ 1,300,000, maturing on March 31, 2015.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

On May 29, 2015 the loan was renewed for a term of 3 months, maturing on July 28, 2015.

On July 17, 2015, payment of the loan was made.

Banco de Chile – Bank Loans

a) On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,100, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap). For details of the Company`s hedge strategies see Note 5 and 6.

b) On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, maturing on July 7, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

   The aforementioned loans oblige the Company to comply with the same covenants as the Series A Bond as indicated in letter D) Restrictions in this Note.

c) On April 24, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 1,000,000, maturing on April 24, 2015.

    This loan accrued interest at an annual rate. The subsidiary amortizes interest and capital consists of a single payment at the end of the established term.

    On April 24, 2015 the loan was renewed for a term of 1 year, maturing on April 21, 2016.

d)  On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Banco de Chile for a total of ThCh$ 600,000 for a period of three months expiring on July 24, 2015.

This loan bears interest at a fixed interest rate. The subsidiary pays the interest and principal in a single payment at the end of the deadline.

On July 24, 2015, payment of the loan was made.

Banco Scotiabank – Bank Loans

a)   On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 3,897,940, maturing on June 20, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest quarterly and capital amortization consists of a single payment at the end of the established term.

      This debt was changed to Euros and a fixed interest rate through a currency US$-Euro and interest rate swap agreements (Cross Currency Interest Rate Swap).  For details of the Company`s hedge strategies see Note 5 and 6.

      On June 20, 2013, this loan was paid.

b)   On June 21, 2012, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 11,000,000, maturing on June 21, 2013.

      This loan accrued interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortized interest semi-annually and capital amortization consists of a single payment at the end of the established term.

      On June 21, 2013, this loan was paid.

c)  On June 21, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Scotiabank for a total of US$ 8,000,000, maturing on June 22, 2015.

      This loan accrues interest at a compound floating rate Libor plus 90 days plus a fixed margin. The subsidiary amortizes interest quarterly and capital amortization consists of a single payment at the end of the established term.

      The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

On June 22, 2015, payment of the loan was made.

d)   On September 4, 2014, the subsidiary Compañía Cervecera Kunstmann S.A. signed a bank loan with Banco Scotiabank for a total of US$ 638,674, maturing on September 4, 2016.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

e)  On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. it signed a bank loan with Scotiabank for a total of US$ 7,871,500, with a term of three years maturing on June 18, 2018.

This loan bears interest at a floating interest rate composed dollar Libor at 90 days plus a fixed margin. The company pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 5 and 6.

The aforementioned loans oblige the Company to comply with the covenants indicated in letter D) Restriction in this Note.

f)   On April 24, 2015, the subsidiary Compañía Cervecera Kunstmann SA He signed a bank loan with Scotiabank for a total of US $ 1,000,000, with a term of one year expiring at April 22, 2016.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

Banco Santander Chile – Bank Loans

a)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of US$ 8,000,000, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

b)   On June 17, 2013, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Santander Chile for a total of 6,200,000 Euros, maturing on June 17, 2014.

      This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization consists of a single payment at the end of the established term.

      On June 17, 2014, this loan was paid.

BBVA Banco Francés S.A.; HSBC Bank Argentina S.A.; Banco de Galicia y Buenos Aires S.A.; La Sucursal de Citibank NA established in Argentinian Republic; Banco de La Provincia de Buenos Aires – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On October 5, 2012, the subsidiary CICSA signed a syndicated bank loan for a total of 187.5 million Argentine Pesos, maturing on October 5, 2015.

The proportional participation of banks lenders is as follows:

a)      BBVA Bank French S.A., with 55 million Argentine Pesos of pro rata participation.

b)     Banco de la Provincia de Buenos Aires, with 54 million Argentine Pesos.

c)     HSBC Bank Argentina S.A., with 43.5 million Argentine Pesos of pro rata participation.

d)     Banco de Galicia y Buenos Aires S.A., with 20 million Argentine Pesos of pro rata participation.

e)     Citibank NA established in Argentinian Republic, with 15 million Argentine Pesos of pro rata participation.

This loan accrues interest at an annual rate of 15.01% whose payment is made monthly. The subsidiary amortizes capital in 9 consecutive and equal quarterly quotes, once the grace period of 12 months from the date of disbursement.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA1. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)   On December 28, 2012, CICSA signed a bank loan for a total of 140 million of Argentine pesos for a period of 7 years, maturing on November 26, 2019, and whose loan is delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentine pesos and the second on June 28, 2013, for a total of 84 million of Argentine pesos.

      This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Argentina Republic, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

      The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile in favor of Banco de la Nación Argentina (see Note 35).

b)   On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentine pesos, maturing on April 4, 2018.

      This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this.

      The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

      This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco Estado de Chile (see Note 35).

c)   On June 26, 2015, the subsidiary CICSA signed a bank loan for a total of 30 million of argentine pesos, maturing on December 26, 2015.

      This loan accrues a fixed interest at an annual rate of 23%. The subsidiary amortizes monthly interest and the capital amortization in 6 monthly.

 1EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Banco BBVA Francés S.A. – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On June 18, 2014, the subsidiary CICSA signed a bank loan with BBVA Bank for a total of 90 million argentine pesos, maturing on June 19, 2017.

This loan accrues a fixed interest at an annual rate. The subsidiary amortizes interest and capital amortization quarterly.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A.; – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentine pesos, maturing on April 20, 2018.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 75 million argentine pesos of pro rata participation.

(b)  Banco Santander Río, with 75 million argentine pesos of pro rata participation.

This loan accrues interest at an annual rate of 29.4% fixed by first 12 months and thereafter accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 360 basis points and the payments will be quarterly. The capital amortization will payment in 9 quarterly, once the grace period of 12 months from de date of disbursement.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a)   Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted EBITDA2. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b)   Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

c)   Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity  meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Argentinian Republic.

d)     Maintain at the end of each quarter a minimum Equity of 600 million of Argentine Pesos.

As of December 31, 2015, the Company was in compliance with the financial covenants and specific requirements of this loan.

 2EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

B)    Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,276,677 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecera Kunstmann S.A., Manantial S.A. and Finca La Celia S.A.:

Other lease agreements are as follows:

Type	Institution	Contract Date	Currency	ThCh$	Number of quotas	Anual Interest %	Purchase option (UF)
Compañía Cervecera Kunstmann S.A.
Production Plant	Banco de Chile	19-04-05	UF	20,489	168	8.30%	302
Land Lote 2 C	Banco de Chile	26-06-07	UF	7,716	121	5.80%	85
Land Lote 2 D	Banco de Chile	25-03-08	UF	15,000	97	4.30%	183
Land Lote 13F1	Banco Estado	10-10-12	UF	22,341	72	4.33%	348
Manantial S.A.
Dispensers	Banco de Crédito e Inversiones	04-01-12	UF	4,275	37	5.06%	116
Dispensers	Banco de Chile	05-12-11	UF	1,073	37	5.98%	311
Vehicles	Banco de Chile	27-08-12	UF	1,265	25	12.63%	51
Vehicles	Banco Estado	15-09-11	UF	5,342	25	14.01%	208
Computers	Banco Security	23-08-11	UF	2,387	37	6.99%	65
Dispensers	Banco Security	09-08-11	UF	20,845	37	6.62%	563
Finca La Celia S.A.
Automotor	Banco Supervielle	10-06-14	$ARG	10,814	45	17.50%	6,250

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2015:

Lease Minimum Future Payments	As of December 31, 2015
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one years	1,505,697	1,184,281	321,416
Between one and five year	5,148,941	4,538,956	609,985
Over five years	28,871,228	12,242,755	16,628,473
Total	35,525,866	17,965,992	17,559,874

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

C)    Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term maturing on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are describe in letter D).

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005. Additionally, the subsidiary recognized in the Consolidated Income Statement of that date an expenditure of
ThCh$ 103,735, for expenses associated with the issuance of this debt.

On November 7, 2014, the subsidiary made a total prepayment for Series A Bonus for an amount of ThCh$ 9,778,759 and recognized in the Consolidated Income Statement of that date an expenditure of ThCh$ 117,200.

At the time of this total prepayment, the subsidiary was in compliance with the financial covenants required for this public issue detailed in letter D).

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 maturing on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie E, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapacá S.A., except in the cases and under the terms established in the agreement.

(f)   To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)  Neither sells nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2015 and December 31, 2014, the Company was in compliance with the financial covenants required for this public issue.

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, with 5 and 21 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to
ThCh$ 413,181, and accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

(a)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA and Financial Costs account. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)  Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

(d)  Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

(e)  To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)   Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectolitres a year, except in the cases and under the terms of the contract.

(g)  To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)  Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

On March 17, 2014, the Company paid the total Serie I Bonds, equivalent UF 3,000,000.

As of December 31, 2015 and December 31, 2014, the Company was in compliance with the financial covenants required for this public issue.

D) Restriction of subsidiary Viña San Pedro Tarapacá S.A.

The subsidiary Viña San Pedro Tarapacá S.A. must comply with certain financial ratios that will be calculated only on its Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)  Control over subsidiaries representing at least 30% of the consolidated Adjusted EBITDA of the issuer. Adjusted EBITDA. Adjusted EBITDA means EBITDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)  Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)  Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)  Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)  Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)   Maintain at the end of each quarter a minimum equity of ThCh$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 28 Accounts payable – trade and other payables

As of December 31, 2015 and 2014, the total Accounts payable-trade and other payables are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Suppliers	179,926,026	159,782,385
Notes payable	5,575,754	3,940,353
Withholdings payable	43,880,121	40,429,573
Total	229,381,901	204,152,311
Current	227,736,803	203,782,805
Non-current	1,645,098	369,506
Total	229,381,901	204,152,311

Note 29 Provisions

As of December 31, 2015 and 2014, the total provisions recorded in the consolidated statement of financial position are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Litigation	1,343,374	1,023,895
Others	636,584	1,596,196
Total	1,979,958	2,620,091
Current	503,440	410,259
Non-current	1,476,518	2,209,832
Total	1,979,958	2,620,091

The following was the change in provisions during the years ended as of  December 31, 2014 and 2015:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2014	1,294,570	1,673,910	2,968,480
As of December 31, 2014
Incorporated	622,320	151,966	774,286
Used	(751,636)	(1,668)	(753,304)
Released	(71,667)	(175,968)	(247,635)
Conversion effect	(69,692)	(52,044)	(121,736)
As of December 31, 2014	1,023,895	1,596,196	2,620,091
As of December 31, 2015
Incorporated	792,724	888	793,612
Used	(222,139)	-	(222,139)
Released	(31,005)	(801,778)	(832,783)
Conversion effect	(220,101)	(158,722)	(378,823)
As of December 31, 2015	(1) 1,343,374	636,584	1,979,958

(1)     See Note 35.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The maturities of provisions at December 31, 2015, were as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	503,441	-	503,441
Between two and five years	486,294	636,584	1,122,878
Over five years	353,639	-	353,639
Total	1,343,374	636,584	1,979,958

Litigation

The detail of significant litigation proceedings to which the Company is exposed at a consolidated level is described in
Note 35.

Management believes based on the development of such proceedings to date, the provisions established on a case by basis are adequate to cover the eventual adverse effects that could arise from these proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2015 and 2014, the total Other non-financial liabilities are as follows:

	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Parent dividend provisioned by the board	24,387,190	23,278,681
Parent dividend provisioned according to policy	36,016,878	36,500,001
Outstanding parent dividends	723,259	520,145
Subsidiaries dividends according to policy	9,725,015	7,764,386
Others	89,802	833,550
Total	70,942,144	68,896,763
Current	70,942,144	68,896,763
Total	70,942,144	68,896,763

Note 31 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2015 and 2014, the total staff benefits recorded in the Consolidated Statement of Financial Position is as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Employees’ Benefits	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Short term benefits	21,617,103	17,943,771
Employment termination benefits	19,043,559	17,437,222
Total	40,660,662	35,380,993
Current	21,712,059	17,943,771
Non-current	18,948,603	17,437,222
Total	40,660,662	35,380,993

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

As of December 31, 2015 and 2014, the total short-term benefits recorded in the Consolidated Statement of Financial Position are as follows:

Short-Term Employees’ Benefits	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Vacation	8,442,610	7,856,572
Bonus and compensation	13,174,493	10,087,199
Total	21,617,103	17,943,771

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was 6.36% (6.00% in 2014) and in Argentina 39.26% (42.43% in 2014).

As of December 31, 2015, the obligation recorded for severance indemnity is as follows:

Severance Indemnity	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Current	94,956	-
Non-current	18,948,603	17,437,222
Total	19,043,559	17,437,222

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The change in the severance indemnity during the year ended as of December 31, 2014 and 2015 was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Balance as of January 1, 2014	16,574,806
Current cost of service	601,053
Interest cost	1,187,731
Actuarial loss	1,884,054
Paid-up benefits	(3,341,434)
Past service cost	1,090,429
From business combinations	893,608
Others	(1,453,025)
Movements of the year	862,416
As of December 31, 2014	17,437,222
Current cost of service	1,023,969
Interest cost	1,703,107
Actuarial loss	947,153
Paid-up benefits	(1,700,491)
Past service cost	131,204
Others	(498,605)
Movements of the year	1,606,337
As of December 31, 2015	19,043,559

The figures recorded in the Consolidated Statement of Income as of December 31, 2015, 2014 and 2013, are as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Current cost of service	1,023,969	601,053	607,443
Past service cost	131,204	1,090,429	430,120
Non-provided paid benefits	4,377,570	5,916,192	2,860,262
Other	646,501	335,808	1,333,466
Total expense recognized in Consolidated Statement of Income	6,179,244	7,943,482	5,231,291

Actuarial Assumptions

As mentioned in Note 2.20 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2015 and 2014, are as follows:

	Actuarial Assumptions		Chile		Argentina
			As of December 31,	As of December 31,	As of December 31,	As of December 31,
			2015	2014	2015	2014
	Mortality table		RV-2004	RV-2004	Gam'83	Gam'83
	Annual interest rate		6.36%	6.00%	39.26%	42.43%
	Voluntary employee turnover rate		1.9%	1.9%	n/a	n/a
	Company’s needs rotation rate		5.3%	5.3%	n/a	n/a
	Salary increase		3.7%	3.7%	36.35%	36.35%
	Officers		60	60	60	60
Estimated retirement age for	Other	Male	65	65	65	65
		Female	60	60	60	60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,164,165	1,073,272
1% decrease in the Discount Rate (Loss)	(1,344,213)	(1,245,219)

Personnel expense

The amounts recorded in the Consolidated Statement of Income for the years ended as of December 31, 2015, 2014 and 2013, are as follows:

Personal expense	For the years ended as of December 31,
	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Salaries	138,359,074	119,623,310	108,611,206
Employees’ short-term benefits	24,693,325	18,128,043	19,887,127
Employments termination benefits	6,179,245	7,943,482	5,231,291
Other staff expense	28,683,507	23,636,629	21,280,818
Total (1)	197,915,151	169,331,464	155,010,442

(1) See Note 10.

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a.   Equity

Equity	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	72,512,897	69,856,322
Bebidas del Paraguay S.A.	20,403,140	21,903,962
Aguas CCU-Nestlé Chile S.A.	19,891,176	16,389,004
Compañía Cervecera Kunstmann S.A.	4,979,490	4,424,495
Compañía Pisquera de Chile S.A.	4,699,612	4,653,894
Manantial S.A.	3,767,028	3,353,256
Saenz Briones & Cía. S.A.	962,286	1,145,657
Distribuidora del Paraguay S.A.	1,949,490	701,002
Los Huemules S.R.L.	395,469	116,892
Sidra La Victoria S.A.	-	1,166
Others	145,185	366,091
Total	129,705,773	122,911,741

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

b.   Result

	For the years ended as of December 31,
Result	2015	2014	2013
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	7,052,867	5,408,750	4,870,501
Viña San Pedro Tarapacá S.A.	9,182,843	6,003,439	3,319,366
Compañía Cervecera Kunstmann S.A.	1,267,335	966,212	1,022,346
Manantial S.A.	861,072	684,427	587,119
Compañía Pisquera de Chile S.A.	592,506	889,482	765,624
Saenz Briones & Cía. S.A.	128,407	(58,433)	(733,068)
Distribuidora del Paraguay S.A.	1,144,911	429,527	-
Bebidas del Paraguay S.A.	(486,790)	253,516	-
Los Huemules S.R.L.	(45,370)	(48,171)	(12,624)
Sidra La Victoria S.A.	-	175	123
Others	19,674	24,547	49,156
Total	19,717,455	14,553,471	9,868,543

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

The Extraordinary Shareholders´Meeting held on June 18, 2013, resolved to increase the capital of the Company in the amount of ThCh$ 340,000,000, through the issuance of 51,000,000 shares of common stock. Such shares are to be issued and paid within a period of 3 years as from June 18, 2013. Also, the Board of Directors, in accordance with the powers granted by the Extraordinary Shareholders´ Meeting, determined the price at which these shares were to be offered. Additionally, the above Extraordinary Shareholders´ Meeting agreed to recognize as part of the Paid-in Capital (Common Stock) the share premium for an amount of ThCh$ 15,479,173. Therefore, the Company´s capital, including the referred capital increase, amounts to ThCh$ 571,019,592, divided into 369,502,872 shares of common stock, without face value, which has been subscribed and paid and  shall be subscribe and paid as follows:

-       ThCh$ 231,019,592, divided into 318,502,872 shares, fully subscribed and paid prior to the date of the Extraordinary Shareholders´ Meeting.

-       ThCh$ 340,000,000, divided into 51,000,000 shares, to be subscribed and paid.

On July 23, 2013 the Superintendencia de Valores y Seguros authorized the registration of such shares.

Subsequently, the Board of Director at the meeting held on September 12, 2013, set in $ 6,500 per share the price of the 51,000,000 shares to be placed during the preemptive-rights period, which extended from September 13 to October 12, 2013.

As of December 31, 2013, the referred capital increase has been fully subscribed and paid, amounting to
ThCh$ 331,673,754 and generated share premium and issuance and placement costs for ThCh$ 45,176 and
ThCh$ 5,055,392, respectively, which are net recorded under item "Other reserves", in Equity. Any difference between the issuance and placement costs of shares must be recognized as a less paid-in capital in the next Extraordinary Shareholders´ Meeting that modifies the capital of the company.

As of December 31, 2015 and December 31, 2014, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2015 and 2014.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2015, 2014 and 2013, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	80,693	(17,563)	63,130
Conversion differences of international subsidiaries (1)	(29,678,944)	-	(29,678,944)
Actuarial gains and losses on defined benefit plans reserves	(939,433)	314,541	(624,892)
Total comprehensive income as of december 31, 2015	(30,537,684)	296,978	(30,240,706)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	(155,258)	39,470	(115,788)
Conversion differences of international subsidiaries (1)	(4,629,683)	-	(4,629,683)
Actuarial gains and losses on defined benefit plans reserves	(1,884,054)	501,689	(1,382,365)
Total comprehensive income as of december 31, 2014	(6,668,995)	541,159	(6,127,836)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	256,592	(51,304)	205,288
Conversion differences of international subsidiaries (1)	(17,054,187)	-	(17,054,187)
Actuarial gains and losses on defined benefit plans reserves	(469,987)	105,151	(364,836)
Total comprehensive income As of December 31, 2013	(17,267,582)	53,847	(17,213,735)

(1)   These concepts will be reclassified to the Statement of Income when its settled.

Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to shares holders and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

As of December 31, 2015, 2014 and 2013, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended as of December 31,
	2015	2014	2013
Equity holders of the controlling company (ThCh$)	120,808,135	106,238,450	123,036,008
Weighted average number of shares	369,502,872	(1) 369,502,872	(2) 331,806,416
Basic and diluted income per share (in Chilean pesos)	326.95	287.52	370.81
Equity holders of the controlling company (ThCh$)	120,808,135	106,238,450	123,036,008
Weighted average number of shares	369,502,872	369,502,872	(3) 346,028,899
Basic and diluted income per share (in Chilean pesos)	326.95	287.52	355.57

(1)     Determined considering 369,502,872 shares outstanding on December 31, 2015 and 2014.

(2)     Determined considering 331,806,416 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares paid due to increase of capital described in this Note.

(3)     Determined considering 346,028,899 shares, equivalents to 318,502,872 shares outstanding on December 31, 2012, plus the weighted average of permanence of shares issued due to increase of capital described in this Note.

As of December 31, 2015, 2014 and 2013, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net Income

In accordance with Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjustment it. The above agreement remains in effect for the year ended December 31, 2015.

Dividends

The Company’s dividend policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2015, 2014 and 2013, the Company has distributed the following dividends, either or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
245	19-04-2013	Final	116.64610	2012
246	10-01-2014	Interim	63.00000	2013
247	17-04-2014	Final	103.48857	2013
248	09-01-2015	Interim	63.00000	2014
249	23-04-2015	Final	98.78138	2014
250	08-01-2016	Interim	66.00000	2015

On April 9, 2013, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 245, amounting to  ThCh$ 37,150,685 corresponding to $ 116.64610 per share. This dividend was paid on April 19, 2013.

On April 9, 2014, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 247, amounting to ThCh$ 38,239,323 corresponding to $ 103.48857 per share. This dividend was paid on April 17, 2014.

On April 15, 2015, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 249, amounting to ThCh$ 36,500,004 corresponding to $ 98.78138 per share. This dividend was paid on April 23, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated mainly from the translation of foreign subsidiaries’ financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements. As of December 31, 2015, it amounts to a negative reserve of ThCh$ 95,435,386 (ThCh$ 67,782,858 in 2014 and
ThCh$60,084,197 in 2013).

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities for. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2015, it amounts to a negative reserve of
ThCh$ 2,526 (ThCh$ 43,370 in 2014 and positive reserve of ThCh$ 65,109 in 2013), net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: This reserve originates from January 1, 2013, due application of the amendment to IAS 19. The amount recorded is a negative reserve of ThCh$ 2,302,418 (ThCh$ 1,712,687 in 2014 and ThCh$ 348,673 in 2013), net of deferred taxes.

Other reserves: As of December 31, 2015, 2014 and 2013 the amount is a negative reserve of ThCh$ 5,486,086,
ThCh$ 5,511,629 and ThCh$5,514,048, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to SVS Circular Letter Nª456.

-              Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (Note 1).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	192,554,239	214,774,876
CLP	171,683,257	182,979,978
U.F.	-	8,410,538
USD	5,385,644	6,058,754
Euros	955,840	974,179
$ARG	5,701,754	11,728,422
UYU	948,816	536,097
PYG	7,519,619	3,753,420
Others currencies	359,309	333,488
Other financial assets	13,644,105	6,483,652
CLP	1,052,312	1,016,032
USD	12,495,117	5,467,620
Euros	57,833	-
PYG	7,261	-
Others currencies	31,582	-
Other non-financial assets	17,654,373	18,558,445
CLP	12,083,128	11,576,191
U.F.	29,882	28,826
USD	972,718	-
Euros	723,216	-
$ARG	3,780,430	4,759,154
UYU	7,789	1,457,234
PYG	57,210	737,040
Accounts receivable - trade and other receivables	252,225,937	238,602,893
CLP	158,757,937	151,677,364
U.F.	7,102	2,021
USD	25,498,590	19,030,421
Euros	7,463,166	10,038,934
$ARG	48,535,814	46,140,278
UYU	4,074,908	4,519,676
PYG	6,111,636	5,477,622
Others currencies	1,776,784	1,716,577
Accounts receivable from related companies	4,788,930	11,619,118
CLP	4,606,002	11,474,472
U.F.	104,118	101,218
USD	78,810	43,428
Inventories	174,227,415	167,545,598
CLP	147,189,195	136,336,787
USD	2,474,304	744,544
Euros	237,848	189,100
$ARG	18,850,888	22,684,784
UYU	1,645,888	1,508,208
PYG	3,829,292	6,082,175
Biological assets	7,633,340	7,633,591
CLP	7,130,962	7,209,981
$ARG	502,378	423,610
Tax receivables	15,264,220	19,413,414
CLP	11,080,218	14,443,142
$ARG	4,184,002	4,970,272
Non-current assets held for sale	6,319,316	758,760
CLP	5,890,543	-
$ARG	428,773	758,760
Total current assets	684,311,875	685,390,347

CLP	519,473,554	516,713,947
U.F.	141,102	8,542,603
USD	46,905,183	31,344,767
Euros	9,437,903	11,202,213
$ARG	81,984,039	91,465,280
UYU	6,677,401	8,021,215
PYG	17,525,018	16,050,257
Others currencies	2,167,675	2,050,065
Total current assets by currencies	684,311,875	685,390,347

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2015	As of December 31, 2014
	ThCh$	ThCh$
Non-current assets
Other financial assets	80,217	343,184
Euros	80,217	343,184
Other non-financial assets	27,067,454	5,828,897
CLP	24,880,950	3,303,040
USD	80,137	-
$ARG	1,839,876	1,762,652
PYG	266,491	763,205
Accounts receivable from related companies	445,938	522,953
U.F.	445,938	522,953
Investments accounted for using the equity method	49,995,263	31,998,620
CLP	49,884,870	31,897,043
$ARG	110,393	101,577
Intangible assets different than goodwill	64,120,426	68,656,895
CLP	49,960,476	51,881,835
U.F.	41,558	41,558
$ARG	7,039,283	9,169,249
UYU	3,296,510	3,332,682
PYG	3,782,599	4,231,571
Goodwill	83,300,573	86,779,903
CLP	60,192,744	63,075,515
USD	14,216,606	12,146,454
$ARG	8,891,223	11,557,934
Property, plant and equipment (net)	872,667,210	851,255,642
CLP	763,339,926	733,238,733
$ARG	76,412,324	91,003,978
UYU	13,747,872	10,390,332
PYG	19,167,088	16,622,599
Investment property	6,838,002	7,917,613
CLP	4,401,400	5,783,933
$ARG	2,436,602	2,133,680
Deferred tax assets	34,529,593	30,207,019
CLP	29,392,503	23,496,860
$ARG	5,032,803	6,622,426
UYU	10,801	10,206
PYG	93,486	77,527
Total non-current assets	1,139,044,676	1,083,510,726

CLP	982,052,869	912,676,959
U.F.	487,496	564,511
USD	14,296,743	12,146,454
Euros	80,217	343,184
$ARG	101,762,504	122,351,496
UYU	17,055,183	13,733,220
PYG	23,309,664	21,694,902
Total non-current assets by currencies	1,139,044,676	1,083,510,726

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2015		As of December 31, 2014
	Until 90 days	More than 91 days until 1 year	Until 90 days	More than 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	7,223,935	36,750,056	30,097,822	35,220,471
CLP	1,239,182	17,035,281	1,947,212	14,909,387
U.F.	764,199	2,888,550	777,020	2,933,255
USD	303,416	10,957,905	1,392,180	5,303,949
Euros	52,368	-	120,894	4,611,662
$ARG	4,862,819	5,523,470	24,104,151	7,462,218
UYU	-	-	1,740,967	-
UYI	-	344,850	-	-
Others currencies	1,951	-	15,398	-
Account payable - trade and other payables	226,844,826	891,977	200,673,786	3,109,019
CLP	148,162,838	303,060	133,274,464	3,109,019
U.F.	9,933	-	3,995	-
USD	17,676,381	566,572	14,012,905	-
Euros	6,402,517	-	7,166,674	-
$ARG	47,686,146	-	40,867,375	-
UYU	2,607,826	-	4,371,988	-
PYG	3,874,709	22,345	976,385	-
Others currencies	424,476	-	-	-
Accounts payable to related companies	11,624,218	-	10,282,312	-
CLP	4,267,123	-	5,783,103	-
USD	151,578	-	-	-
Euros	7,205,517	-	4,486,158	-
PYG	-	-	13,051	-
Other short-term provisons	382,152	121,288	380,912	29,347
CLP	-	121,288	-	29,347
$ARG	382,152	-	380,912	-
Tax liabilities	3,664,162	8,533,862	3,986,966	7,710,169
CLP	3,487,812	5,802,277	3,803,137	3,872,219
USD	-	26,747	-	-
$ARG	-	2,704,838	-	3,837,950
UYU	176,350	-	183,829	-
Employee benefits provisions	21,388,736	323,323	17,702,626	241,145
CLP	16,558,870	323,323	13,490,145	241,145
$ARG	4,437,159	-	3,909,627	-
UYU	392,707	-	302,854	-
Other non-financial liabilities	28,440,259	42,501,885	24,104,387	44,792,376
CLP	28,350,457	42,501,885	23,278,681	44,789,042
$ARG	89,802	-	825,706	-
PYG	-	-	-	3,334
Total current liabilities	299,568,288	89,122,391	287,228,811	91,102,527

CLP	202,066,282	66,087,114	181,576,742	66,950,159
U.F.	774,132	2,888,550	781,015	2,933,255
USD	18,131,375	11,551,224	15,405,085	5,303,949
Euros	13,660,402	-	11,773,726	4,611,662
$ARG	57,458,078	8,228,308	70,087,771	11,300,168
UYU	3,176,883	-	6,599,638	-
PYG	3,874,709	22,345	989,436	3,334
UYI	-	344,850	-	-
Others currencies	426,427	-	15,398	-
Total current liabilities by currency	299,568,288	89,122,391	287,228,811	91,102,527

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2015			As of December 31, 2014
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	40,890,654	20,356,339	75,679,552	39,224,496	19,975,758	75,334,303
CLP	18,284,794	1,784,088	-	16,366,789	101,334	-
U.F.	5,523,414	17,335,859	75,679,552	5,474,316	16,650,145	75,334,303
USD	5,590,024	-	-	9,307,576	-	-
$ARG	9,790,622	1,236,392	-	8,075,815	3,224,279	-
UYI	1,701,800	-	-	-	-	-
Other accounys payable	1,098,985	546,113	-	369,506	-	-
CLP	808,161	404,081	-	-	-	-
U.F.	6,760	-	-	6,496	-	-
USD	284,064	142,032	-	363,010	-	-
Other long term provisions	712,806	410,073	353,639	1,484,317	489,969	235,546
CLP	-	49,996	15,000	-	-	15,000
$ARG	396,987	360,077	338,639	336,813	489,969	220,546
UYU	314,991	-	-	1,147,504	-	-
PYG	828	-	-	-	-	-
Deferred tax liabilities	21,787,421	8,622,777	57,736,765	20,617,913	7,491,363	59,409,424
CLP	21,175,080	8,219,255	51,820,864	19,850,278	6,979,606	51,690,008
$ARG	601,313	400,875	4,288,716	767,635	511,757	5,713,866
UYU	-	-	1,154,787	-	-	1,466,456
PYG	11,028	2,647	472,398	-	-	539,094
Employee benefits provisons	643,905	-	18,304,698	798,428	-	16,638,794
CLP	-	-	15,369,150	-	-	14,202,830
$ARG	-	-	2,935,548	-	-	2,435,964
PYG	643,905	-	-	798,428	-	-
Total non-current liabilities	65,133,771	29,935,302	152,074,654	62,494,660	27,957,090	151,618,067

CLP	40,268,035	10,457,420	67,205,014	36,217,067	7,080,940	65,907,838
U.F.	5,530,174	17,335,859	75,679,552	5,480,812	16,650,145	75,334,303
USD	5,874,088	142,032	-	9,670,586	-	-
$ARG	10,788,922	1,997,344	7,562,903	9,180,263	4,226,005	8,370,376
UYU	314,991	-	1,154,787	1,147,504	-	1,466,456
PYG	655,761	2,647	472,398	798,428	-	539,094
UYI	1,701,800	-	-	-	-	-
Total non-current liabilities by currency	65,133,771	29,935,302	152,074,654	62,494,660	27,957,090	151,618,067

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated is as follows:

Lease Agreements not to be terminated	As of December 31, 2015
ThCh$
Within 1 year	82,677,035
Between 1 and 5 years	76,807,297
Over 5 years	53,580,133
Total	213,064,465

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2015 is as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	134,430,322	10,226,466
Between 1 and 5 years	328,110,170	8,683,488
Over 5 years	53,875,436	250,544
Total	516,415,928	19,160,498

Capital investment commitments

As of December 31, 2015, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for approximately ThCh$ 81,696,975.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Proceedings and claim

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Viña San Pedro Tarapacá S.A.	Labour Court of Collection.	C-3292-2010	Interpretation of collective bargaining agreement.	Pending practice of award liquidation by court.	ThCh$ 15,000
Viña Tarapaca Ex Zavala, Viña Misiones de Rengo	14th Civil Court of Santiago.	28869-2007	Breach of contract.	Appeal of first instance verdict.	ThCh$ 50,000
Transportes CCU Ltda.	Labour Court of Collection.	C-3287-2015	Collection of employee benefits.	On execution phase.	ThCh$ 40,000
Transportes CCU Ltda.	9th Labor Court of Santiago.	L-3601-2004	Collection of employee benefits.	On execution phase.	ThCh$ 11,932
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 24,000
Compañía Industrial Cervecera S.A. (CICSA)	Supreme Court of Tucuman.		Intempestive breach of distribution contract.	Supreme Court review.	USD 71,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 29,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Intempestive breach of distribution contract.	On execution phase.	USD 30,000
Compañía Industrial Cervecera S.A. (CICSA)	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 55,000
Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to advertising and publicity fees.	The process is in pre-trial administrative phase.	USD 538,000

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Subsidiary	Court	Number	Description	Status	Estimated accrued loss contingency
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 59,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 54,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 108,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 42,000
Saenz Briones S.A.	Court of first instance in Argentina.		Labor trial for layoff.	On evidentiary phase.	USD 135,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 1,343,374 and ThCh$ 1,023,895, as of December 31, 2015 and 2014, respectively (See Note 29).

Tax processes

At the date of issue of these consolidated financial statements, there are no material tax litigations.

Guarantees

As of December 31, 2015, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia S.A. subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

The subsidiary Finca La Celia S.A. maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado de Chile, according to the following detail:

Institution	Amount	Due date
Banco Santander Río	USD 1,100,000	March 31, 2016
Banco Patagonia	USD 1,600,000	March 31, 2016
Banco Patagonia	USD 1,600,000	May 11, 2016
Banco San Juan	USD 1,200,000	October 30, 2016
Banco BBVA Frances	USD 1,500,000	October 30, 2016

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

The loan obtained by the subsidiary CICSA in Argentina, as described in Note 27, is guaranteed by CCU S.A. through a stand- by unrestricted, 1 year term, renewable for equal period during the term of the loan.

Institution	Amount	Due date
Banco de la Nación Argentina S.A.	USD 16,500,000	December 31, 2016

On July 11, 2013, the subsidiary in Argentina Saenz Briones & Cía. S.A. (SB) has signed a loan agreement with the Citibank Bank of Argentina, which restricted its ability to distribute profits in each year. The loan was by 10,000,000 argentine pesos and whose return was agreed in 9 (nine) quotes with different maturities. Until SB not pay this loan, plus interest or commissions, fees and expenses, may not make any payment to its shareholders (including, without limitation, distribution of profits or dividends, advances, withdrawals from account or similar, as well as any payment made in connection with rebuy it, rescue or redemption of all or part of its shares) for an amount that exceeds the 50% of the profits that the SB is legally empowered to distribute as dividends with regard to each of its years. It should be noted, for the purposes of the above restriction, that the last date of maturity of the loan is July 11, 2016.

Note 36 Environment

Major Environmental costs accrued as of December 31, 2015, in the Industrial Units of CCU S.A. are distributed as follows:

-     Industrial Waste Water Treatment (IWWT): 58.0%

      These expenses are mainly related to the maintenance and control of the respective Industrial Waste Water Treatment Plants (IWWT).

-     Solid Industrial Residues (SIR): 29.6%

      These expenses are related to the handling and disposal of Solid Industrial Residues (SIR), including hazardous Waste (ResPel) and valorization of recyclable residues.

-     Gas Emission Expenses: 0.9%

      These expenses are related to the calibration and verification of monitoring and operational instrumentation of stationary sources (mainly industrial boilers and electric generators) and their respective emissions, in order to provide compliance to rules and central and local government regulations.

-     Other Environmental Expenses: 11.5%

      These expenses are related to the verification and compliance of Food Safety, Environmental Management and Operational Health & Safety Management Standards (ISO 22000, ISO 14000 and ISO 18000 OHSAS respectively) in CCU´s industrial sites and distribution centers, which are in different stages of implementation and certification. The implementation and certification of those three standards is a corporate goal of CCU SA.

The most relevant investments during the year 2015, are listed below:

-       Compañía Cervecera Kunstmann S.A., construction of an industrial wastewater treatment plant in Valdivia which includes an anaerobic reactor with IC technology (UF 115,930).

-       Aguas CCU-Nestlé, IWWT plant project in Coinco (UF 19,915), hazardous material storage improvement
(UF 4,709), CO2, water and energy control equipment (UF 3,014), sanitary installation improvements (UF 141), two tanks for IWWT plant (UF 110).

-       Cervecera CCU Chile Ltda., Industrial Waste Water Treatment (IWWT) plant in Temuco stage 1 (UF 10,136), normalizing decree N° 78 (UF 7,704), fire detection system in Santiago (UF 3,695), IWWT plant improvement
(UF 3,564), CO2 and NH3 sensors in Elaboration area (UF 2,571), improvement fire detection system in Temuco (UF 1,393), pavement improvement (UF 1,262), steam and biogas gauges (UF 818), sanitary installation improvements (UF 678), hot water flowmeters (UF 553), glass and solid waste containers (UF 478), boiler N° 2 economizer (UF 412), storage tank insulation (UF 301), and finally rain water piping (UF 217).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

-       Viña San Pedro Tarapacá S.A., FES project (second payment 2/3) (UF 3,614), Industrial Waste Water Treatment (IWWT) plant improvement  (UF 2,653), IWWT plant Isla de Maipo (UF 1,564), IWW collecting chamber expansion (UF 96), vintage courtyard improvement  (UF 96), floor and drain (UF 87), rain water channel (UF 53), and pH correction in IWWT plant (UF 50).

-       Compañía Cervecerías Unidas Argentina S.A., IWWT plant Salta (UF 7,280), IWWT plant Salta second stage (UF 9,617) and warehouse SV fire network (UF 4,122).

-       Embotelladora Chilenas Unidas S.A., boiler insulation (UF 1,314), CIP solutions recovery (UF 886), smoke detection system for offices (UF 789), plant emergency lighting (UF 400), emergency lighting (UF 164), emergency showers (UF 74), fire networks second stage (UF 70).

-       Compañía Pisquera de Chile S.A., overhaul IWWT sludge equipment (UF 734), electrical network improvement in Salamanca (UF 392), IWWT plant in Salamanca (UF 281), IWWT plant in site Sotaquí (UF 255), solid waste extractor in site Elqui  (UF 76) and a technological improvement project in sludge load system (UF 47).

-       Transportes CCU Ltda., water improvement project in San Antonio (UF 365).

-       Fabrica de Envases Plásticos S.A., hazardous material storage (UF 2,396), electricity consumption meters by lines (UF 1,168) and replacement of lighting plant (UF 739).

-       Cervecera Austral S.A., they have not carried out significant environmental investments to December 2015.

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the years ended
		As of December 31, 2015				As of December 31, 2014
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile Ltda.	Disposal of liquid , solid industrial waste and other	1,966,752	535,842	329,941	December 2016	1,924,508	4,224,403
CCU Argentina S.A.	Disposal of liquid , solid industrial waste and other	1,862,559	116,134	422,561	December 2016	1,847,522	85,013
Cía. Cervecera Kunstmann S.A.	Disposal of liquid , solid industrial waste and other	143,482	2,958,767	12,416	December 2016	132,350	62,898
Cía. Pisquera de Chile S.A.	Disposal of liquid , solid industrial waste and other	318,419	9,712	36,035	December 2016	295,382	137,593
Transportes CCU Ltda.	Disposal of liquid , solid industrial waste and other	362,142	-	9,355	December 2016	297,734	12,954
VSPT S.A.	Disposal of liquid , solid industrial waste and other	559,209	136,181	74,293	December 2016	491,104	508,254
Others	Disposal of liquid , solid industrial waste and other	1,084,700	197,504	722,305	December 2016	943,663	1,244,437

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2015

Note 37 Subsequent Events

a)   The Consolidated Financial Statements of CCU S.A. have been approved by the Board Directors on February 2, 2016.

b)   On January 7, 2016, the shareholders of Compañía Pisquera Bauzá S.A. came to an agreement in which Compañía Pisquera de Chile S.A. (subsidiary of Compañía Cervecerías Unidas S.A.) has sold its interest of 49% to Agroproductos Bauzá S.A. The price of the transaction amounted to UF 150,000 (equivalent to ThCh$ 3,844,364 on December 31, 2015). This investment at December 31, 2015, was recorded under Assets of disposal group held for sale (See Note 25).

c)   On January 29, the subsidiaries Aguas CCU-Nestlé Chile S.A. (“Aguas”) and Embotelladoras Chilenas Unidas S.A. (“ECUSA”) have acquired 48.07% and 0.92% of the shares of Manantial S.A. (“Manantial”) respectively, exercising the call option granted in the Shareholders’ Agreement of Manantial. As a consequence, Compañía Cervecerías Unidas S.A. is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock.

d)   There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 26, 2016) that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 22, 2016